PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

03 SEP -9 AM 7:21

No.03/DIR/1447

Jakarta, September 1, 2003

File Number :
82-34694

Securities and Exchange Commissio[redacted]
Division of Corporation[redacted]
450 Fifth Street
Washington, DC 20549
<u>USA</u>

03029851

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Proof of Publication	August 7, 2003
2	Financial Statement of PT Bank Buana Indonesia Tbk.	August 11, 2003
3	Publication Proof of Financial Statement	August 15, 2003
4	Result of Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk.	August 26, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

dlw 9/9

2. Mrs....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number : **82-34694**

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh   Pardi Kendy

File Number :
82-34694

03 SEP -9 7:21

Attachment 1/4

No.03/SHM/354

Jakarta, August 7, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.03/DIR/1150 dated July, 14 2003 on plan to hold an Extraordinary General Shareholders Meeting (EGM), please find enclosed proof of notification publication on the matter above decision that has been published on 2 Daily Morning Newspapers, Bisnis Indonesia and Media Indonesia on August 7, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Safrullah Hadi Saleh Maruba Sihaloho

File Number :
82-34694

Attachment 1/4

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invites all shareholders to attend Extraordinary Shareholders Meeting (" Meeting"), which is going to be held on:

Day/Date	: Friday/ August 22, 2003
Time	: 10:00 AM – finish
Venue	: Istana Ballroom, Sari Pan Pacific Hotel Jl. M.H. Thamrin No. 2 Jakarta Pusat
Agenda	: To approve distribution of Bonus Share and Share Dividend derives from capitalization of: a) Additional Paid in Capital b) Retained Earnings at the end of 2002

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of August 6, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585, 63865927 ext. 3456 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920, 3140032.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.
8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

INFORMATION ON PLAN OF DIVIDEND AND BONUS SHARES DISTRIBUTION

1. As stated on the Agenda of the Meeting, the Board of Directors would propose to all the Shareholders to distribute both Bonus Share and Dividend Shares derives from the following:
    a. Bonus Shares: Capitalization of Additional Paid in Capital derives from the share dividend distribution in the year of 2002 and the result of Right Issue II in the year of 2003.
    b. Share Dividend: capitalization the Bank's retained earnings for financial year ended 2002, which also has been stated on the Bank's Balance Sheet of December 31, 2001.

2. The distribution neither would increase the value of the Shareholders' investment nor decrease it compares with the Bonus Shares that would be distributed.

3. The price of the shares would decrease as the impact of the distribution

4. Income tax would be applied in line with the applied tax regulation.

5. Procedure of Share Dividend and Bonus Shares is as follows:
    a. Distribution of Bonus Shares and Share Dividend would be done with the approval from the Shareholders.
    b. Distribution of Bonus Shares and Share Dividend would be done with the approval from IBRA.
    c. The Bank would announce schedule of Bonus Share and Dividend Share distribution following to the approval from IBRA.

6. Shareholder's Income tax related to Share Dividend should be deducted from Interim Cash Dividend that is going to be distributed by the Bank.

7. Should fraction occurs, the Bank would round the shares down and they all would be returned to the Bank and be booked as a retained earnings.

8. PT Sirca Datapro Perdana will register and distribute the Bonus Shares and Share Dividend.

9. The Bank will not supply any assistance to Shareholders who wish to shift their rights of Bonus Shares and Shares Dividend Right to other party.

Jakarta, August 7, 2003

PT BANK BUANA INDONESIA Tbk.

Board of Directors

File Number :
82-34694

Attachment 2/4

No.03/SHM/356

Jakarta, August 11, 2003

Indonesia Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. D. Wahidin No.1
Jakarta

Re: Financial Statement of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

In line with Bapepam's Rule No. X.K.2 on obligation to submit Financial Statement, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated January 17, 1996, please find enclosed Audited Financial Statement of PT Bank Buana Indonesia Tbk. with Independent Auditor's report for six month period ended on June 30, 2003 and 2002.

The said Financial Statement has been audited by an Independent Public Accountant, Prasetio, Sarwoko & Sandjaja (Ernst & Young) with report No. RPC-1011/02 dated July 31, 2003.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head office,

Maruba Sihaloho Juliana Samudro

ASSURANCE AND ADVISORY
BUSINESS SERVICES

Financial Statements
With Independent Auditors' Report
For The Six Months Period Ended June 30, 2003
With Comparative Figures for The Six Months Period
Ended June 30, 2002
(Indonesian Currency)

PT BANK BUANA INDONESIA Tbk

03 SEP -9 AM 7:21

ERNST & YOUNG

These financial statements are originally issued in Indonesian language.

PT BANK BUANA INDONESIA Tbk
FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITORS' REPORT
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2003
WITH COMPARATIVES FIGURES FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2002

Table of Contents

****

ERNST & YOUNG

Prasetio, Sarwoko & Sandjaja
Registered Public Accountants, Business License No. Kep-191/KM.6/2002

Jakarta Stock Exchange Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190
Indonesia
Phone: (62-21) 515 1960
Fax: (62-21) 515 1920

Wisma 46, Kota BNI
Levels 25-28 & 30-31
Jl. Jend. Sudirman Kav. 1
Jakarta 10220
Indonesia
Phone: (62-21) 575 7999
Fax: (62-21) 574 4521

www.ey.com

This report is originally issued in Indonesian language.

Independent Auditors' Report

Report No. RPC-1011/02

The Stockholders, Commissioners and Directors
PT Bank Buana Indonesia Tbk

We have audited the balance sheet of PT Bank Buana Indonesia Tbk as of June 30, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the six months period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Bank Buana Indonesia Tbk as of June 30, 2003, and the results of its operations and its cash flows for the six months period then ended in conformity with generally accepted accounting principles in Indonesia.

Note 43 to the financial statements includes a summary of the effects of the economic conditions in Indonesia have had on the Bank, as well as the measures the Bank's management has implemented and plans to implement in response to the economic conditions. The accompanying financial statements include the effects of the economic conditions to the extent they can be determined and estimated.

PRASETIO, SARWOKO & SANDJAJA

Drs. Iman Sarwoko
Public Accountant License No. 98.1.0359

July 31, 2003

The accompanying financial statements are not intended to present the financial position, results of operations, changes in the ...kholders' equity and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions ...ndards, procedures and practices to audit such financial statements are those generally accepted and applied

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS
June 30, 2003
With comparative figures for June 30, 2002
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002 (Unaudited)
ASSETS			
CASH	2a, 3	190,424	107,534
CURRENT ACCOUNTS WITH BANK INDONESIA	2a, 4	564,737	501,962
CURRENT ACCOUNTS WITH OTHER BANKS	2a, 2d, 2k, 5	100,192	87,636
Allowance for possible losses		(1,002)	(876)
Net		99,190	86,760
PLACEMENTS WITH OTHER BANKS	2e, 2k, 6	1,144,080	606,538
Allowance for possible losses		(11,441)	(6,067)
Net		1,132,639	600,471
SECURITIES	2f, 2k, 7		
Trading		806,853	954,786
Available-for-sale			
Related parties	2b, 36	2,152	115
Third parties		26,224	46,063
Held-to-maturity		5,757,936	5,342,181
Total securities		6,593,165	6,343,145
Allowance for possible losses		(9,322)	(11,911)
Net		6,583,843	6,331,234
SECURITIES UNDER RESELL AGREEMENT	2g, 2k, 8	407,089	486,724
Allowance for possible losses		(4,116)	(5,000)
Net		402,973	481,724
DERIVATIVE RECEIVABLES	2h, 2k, 9	70	551
Allowance for possible losses		(1)	(6)
Net		69	545

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
June 30, 2003
With comparative figures for June 30, 2002
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002 (Unaudited)
LOANS	2i, 2k, 10, 17, 18		
Related parties	2b, 36	55,818	40,473
Third parties		4,404,373	3,246,125
Total loans		4,460,191	3,286,598
Allowance for possible losses		(48,413)	(78,339)
Net		4,411,778	3,208,259
ACCEPTANCES RECEIVABLE	2j, 2k, 11		
Related parties	2b, 36	-	4,625
Third parties		52,491	9,611
Total acceptances receivable		52,491	14,236
Allowance for possible losses		(574)	(149)
Net		51,917	14,087
INVESTMENTS IN SHARES OF STOCK	2l, 12	389	7,889
Allowance for possible losses		(66)	(79)
Net		323	7,810
DEFERRED TAX ASSETS - Net	2v, 20	10,362	-
PREMISES AND EQUIPMENT	2b, 2m, 13 24, 36		
Carrying value		478,518	440,761
Accumulated depreciation		(159,064)	(118,574)
Net		319,454	322,187
OTHER ASSETS	2n, 2o, 14		
Related parties	2b, 36	4,869	8,933
Third parties		211,996	166,763
Total other assets		216,865	175,696
Allowance for decline in value		(3,292)	-
		213,573	175,696
TOTAL ASSETS		**13,981,282**	**11,838,269**

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
June 30, 2003
With comparative figures for June 30, 2002
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002 (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY			
LIABILITIES			
CURRENT LIABILITIES	15	168,479	74,225
DEPOSITS			
Demand deposits	2q, 10, 16		
Related parties	2b, 36	186,497	168,162
Third parties		2,648,253	2,578,071
Total demand deposits		2,834,750	2,746,233
Savings deposit	2q, 10, 17		
Related parties	2b, 36	25,036	16,981
Third parties		3,926,362	3,497,756
Total savings deposit		3,951,398	3,514,737
Time deposits	2q, 10, 18		
Related parties	2b, 36	201,278	97,757
Third parties		4,462,037	4,012,374
Total time deposits		4,663,315	4,110,131
Certificates of deposits - net	2q	14	19
Total Deposits		11,449,477	10,371,120
DEPOSITS FROM OTHER BANKS	2q, 19	522,039	77,740
TAXES PAYABLE	2v, 20	23,913	25,246
DERIVATIVE LIABILITIES	2h, 9	817	905
ACCRUED EXPENSES		16,985	29,889
ACCEPTANCE LIABILITIES	2j, 11	52,491	14,236

PT BANK BUANA INDONESIA Tbk
BALANCE SHEETS (continued)
June 30, 2003
With comparative figures for June 30, 2002
(Expressed in millions of Rupiah, except for share data)

	Notes	2003	2002 (Unaudited)
DEFERRED TAX LIABILITIES - Net	2v, 20	-	7,126
FUND BORROWINGS	21	63,024	61,737
ESTIMATED LOSSES ON COMMITMENTS AND CONTINGENCIES	2k, 33	2,209	1,702
OTHER LIABILITIES	34	108,713	150,907
Total Liabilities		12,408,147	10,814,833
STOCKHOLDERS' EQUITY			
Capital stock - Rp 250 par value in 2003 and Rp 500 par value in 2002			
Authorized - 7,200,000,000 shares in 2003 and 3,600,000,000 shares in 2002			
Issued and fully paid - 3,722,471,012 shares in 2003 and 1,240,823,671 shares in 2002	22	930,618	620,412
Additional paid-in capital	2p, 23	239,887	167,767
Revaluation increment on premises and equipment	24	103,280	103,280
Difference in value of transactions with entities under common control	26	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	2f, 7	4,426	322
Retained earnings			
Appropriated	27	20,000	13,000
Unappropriated		281,144	124,875
Total Stockholders' Equity		1,573,135	1,023,436
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**13,981,282**	**11,838,269**

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2003	2002 (Unaudited)
INCOME AND EXPENSES FROM OPERATIONS			
Interest Income			
Interest	2b, 2r, 28	788,358	858,074
Fees and commissions	2s	24,362	20,566
Total Interest Income		812,720	878,640
Interest Expense	2b, 2r, 29, 35	501,560	558,237
Interest Income - Net		311,160	320,403
Other Operating Income			
Administration fees and commissions	2s	19,645	16,107
Gain from the change in the fair value of trading securities - net	2f, 7	14,733	35,810
Gain from derivative transactions - net	2h	13,726	5,695
Gain on securities sold and matured	2f, 7	3,978	-
Gain from foreign currency transactions - net	2t	-	4,235
Others	12	8,066	7,492
Total Other Operating Income		60,148	69,339
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	2k	13,030	4,628
Other Operating Expenses			
General and administrative	2b, 31, 36	106,249	112,565
Salaries and employees' benefits	2u, 30,34	101,161	88,558
Building expenses	2b, 13, 36	9,229	10,472
Loss from foreign currency transactions – net	2t	6,106	-
Total Other Operating Expenses		222,745	211,595
INCOME FROM OPERATIONS		**161,593**	**182,775**

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF INCOME (continued)
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah, except for basic earnings per share)

	Notes	2003	2002 (Unaudited)
NON-OPERATING INCOME (EXPENSES) - NET			
Gain on sale of premises and equipment - net	13	537	1,102
Others		(346)	50
Total Non-Operating Income - Net		191	1,152
INCOME BEFORE TAX EXPENSE		**161,784**	**183,927**
TAX EXPENSE	2v, 20		
Current		46,996	47,440
Deferred		2,557	11,917
Total Tax Expense		49,553	59,357
NET INCOME		**112,231**	**124,570**
BASIC EARNINGS PER SHARE	**2w**	**36**	**50**

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah)

		2003							
							Retained Earnings		
	Notes	Capital Stock - Issued and Fully Paid	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Difference in Value of Transactions with Entities under Common Control	Unrealized Gains from the Change in the Fair Value of Available-for-Sale Securities	Appropriated	Unappropriated	Total Stockholders' Equity
Balance, December 31, 2002		**744,494**	**165,772**	**103,280**	**(6,220)**	**1,698**	**13,000**	**251,553**	**1,273,577**
Appropriated retained earnings	27	-	-	-	-	-	7,000	(7,000)	-
Cash dividends declared	25	-	-	-	-	-	-	(75,640)	(75,640
Issuance of capital stock through Limited Public Offering II	1c, 22, 23	186,124	81,894	-	-	-	-	-	268,018
Stock issuance costs related with Limited Public Offering II	2p, 23	-	(7,779)	-	-	-	-	-	(7,779
Unrealized gains from the change in the fair value of the available-for-sale securities	2f, 7	-	-	-	-	2,728	-	-	2,728
Net income		-	-	-	-	-	-	112,231	112,231
Balance, June 30, 2003		**930,618**	**239,887**	**103,280**	**(6,220)**	**4,426**	**20,000**	**281,144**	**1,573,135**

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah)

2002 (Unaudited)

	Notes	Capital Stock - Issued and Fully Paid	Additional Paid-in Capital	Revaluation Increment on Premises and Equipment	Difference in Value of Transactions with Entities under Common Control	Unrealized Gains from the Change in the Fair Value of Available-for-Sale Securities	Retained Earnings - Appropriated	Retained Earnings - Unappropriated	Total Stockholders' Equity
Balance, December 31, 2001		**485,000**	**23,567**	**103,280**	**(6,220)**	**322**	**10,000**	**412,897**	**1,028,846**
Appropriated retained earnings	27	-	-	-	-	-	3,000	(3,000)	-
Cash dividends declared	25	-	-	-	-	-	-	(129,980)	(129,980)
Stock dividend declared	1c, 22, 23	111,845	167,767	-	-	-	-	(279,612)	-
Bonus stock	1c, 22, 23	23,567	(23,567)	-	-	-	-	-	-
Net income		-	-	-	-	-	-	124,570	124,570
Balance, June 30, 2002		**620,412**	**167,767**	**103,280**	**(6,220)**	**322**	**13,000**	**124,875**	**1,023,436**

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah)

	Notes	2003	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES			
Interest, fees and commissions received		806,072	878,640
Other operating income received		39,000	45,666
Receipts from loans previously written-off		13,910	1,624
Receipts from sale of foreclosed assets		1,623	-
Receipts from (payments of) non-operating transactions - net		(709)	50
Payments of interest		(511,778)	(562,729)
Payments of other operating expenses		(186,500)	(192,398)
Payments of income tax		(59,183)	(110,706)
Changes in operating assets and liabilities:			
Decrease (increase) in operating assets:			
Placements with other banks		74,752	443,142
Trading securities		136,900	(162,059)
Securities under resell agreement		(193,049)	680,466
Derivative receivables		1,350	1,829
Loans		(506,421)	(589,110)
Other assets		(96,061)	(33,701)
Increase (decrease) in operating liabilities:			
Current liabilities		104,148	22,603
Deposits		(757)	(583,334)
Deposits from other banks		236,571	63,267
Taxes payable		(22,202)	(5,060)
Derivative liabilities		(1,383)	(1,754)
Other liabilities		33,507	125,840
Net Cash Provided by (Used in) Operating Activities		**(130,210)**	**22,276**
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of investments in shares of stock	12	1,470	-
Proceeds from sale of premises and equipment	13	1,405	1,347
Purchase (sale) of available-for-sale and held-to-maturity securities		(31,053)	136,049
Acquisition of premises and equipment	13	(24,260)	(42,035)
Net Cash Provided by (Used in) Investing Activities		**(52,438)**	**95,361**

These financial statements are originally issued in Indonesian language.

PT BANK BUANA INDONESIA Tbk
STATEMENTS OF CASH FLOWS (continued)
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah)

	Notes	2003	2002 (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of capital stock	22	268,018	-
Increase (decrease) in fund borrowings		6,540	(5,369)
Payment of cash dividends	25	(75,640)	(129,980)
Payment of stock issuance costs related with Limited Public Offering II	23	(7,779)	-
Net Cash Provided by (Used in) Financing Activities		**191,139**	**(135,349)**
Effect of foreign exchange rate changes in cash and cash equivalents		**(5,885)**	**(14,874)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**2,606**	**(32,586)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		852,747	729,718
CASH AND CASH EQUIVALENTS AT END OF PERIOD		**855,353**	**697,132**
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD			
Cash	3	190,424	107,534
Current accounts with Bank Indonesia	4	564,737	501,962
Current accounts with other banks	5	100,192	87,636
Total		**855,353**	**697,132**
NON-CASH ACTIVITIES			
Foreclosed assets		1,260	-

See accompanying Notes to Financial Statements which are an integral part of the financial statements.

PT BANK BUANA INDONESIA Tbk
NOTES TO FINANCIAL STATEMENTS
For the six months period ended June 30, 2003
With comparative figures for the six months period ended June 30, 2002
(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

1. GENERAL

a. The Establishment of the Bank and General Information

PT Bank Buana Indonesia Tbk (the Bank) was established in Indonesia based on the Notarial Deed No. 150 of Eliza Pondaag S.H. dated August 31, 1956. The Deed of Establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. J.A 5/78/4 dated October 24, 1956, as registered at the Jakarta Court of Justice under No. 1811 on October 27, 1956, and was published in the State Gazette No. 96, Supplement No. 1243.

The Bank's Articles of Association has been amended several times, most recently by Notarial Deed No. 39 of Fathiah Helmi, S.H., dated November 25, 2002, concerning, among others, the split of the par value of stock from Rp 500 per share to Rp 250 per share (see Note 22). The amendment of the articles of association was approved by the Ministry of Justice and Human Rights of the Republic of Indonesia in its Decision Letter No. C-23380 HT.01.04.TH 2002 dated November 27, 2002, and was published in the State Gazette No. 1, Supplement No. 4 dated January 3, 2003. The amendment of the articles of association were also registered under Company Registration No. 2421/RUB.09.02/XI/2002 at the Office of the Industry and Trade in West Jakarta dated November 28, 2002.

Based on the Article 3 of the Bank's Articles of Association, the Bank is engaged in general banking activities. The Bank was granted the license to conduct general banking activities based on the Decision Letter of Ministry of Finance of the Republic of Indonesia No. 203443/U.M/II dated October 15, 1956. The Bank was also granted the license to conduct foreign exchange activities based on the Decision Letter of Bank Indonesia No. 9/39/Kep/Dir/UD dated July 22, 1976.

The Bank's head office is located at Jl. Gajah Mada No. 1A, Jakarta. As of June 30, 2003, the Bank has 1 operational head office, 1 non-operational head office, 31 branches, 126 sub-branches and 6 cash offices, which are all located in Indonesia.

b. The Bank's Initial Public Offering

In June 2000, the Bank conducted initial public offering to offer to the public its 194,000,000 shares with par value of Rp 500 per share at the offering price of Rp 700 per share. On June 27, 2000, in accordance with the Letter of the Capital Market Supervisory Agency (Bapepam) No. S-1544/PM/2000, the Bank's Registration Statement for the initial public offering became effective and on July 28, 2000, the shares were listed in the Jakarta Stock Exchange (BEJ) and Surabaya Stock Exchange (BES).

The registration of founders' shares and shares issued during the initial public offering of 960,300,000 shares (after deducting 1% or 9,700,000 of shares owned by PT Sari Dasa Karsa, the majority founder stockholder) was approved by BEJ and BES, based on their Letter No. S-2193/BEJ.EEM/07-2000 dated July 25, 2000 and Letter No. 006/EMT/LIST/BES/VII/2000 dated July 18, 2000, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

1. GENERAL (continued)

c. Shares Transactions After Initial Public Offering

Since the Bank's initial public offering in June 2000, the Bank had several capital stock transactions based on several corporate actions as summarized below (see Note 22):

Date	Description	Outstanding Shares After the Transaction
March 28, 2002	Distribution of bonus stock and stock dividend by capitalizing the additional paid-in capital from the Bank's initial public offering and part of retained earnings representing 47,133,917 and 223,689,754 shares, respectively.	1,240,823,671
August 23, 2002	Limited Public Offering I	1,488,988,405
November 25, 2002	Stock split from Rp 500 par value per share to Rp 250 par value per share	2,977,976,810
April 23, 2003	Limited Public Offering II	3,722,471,012

d. Commissioners, Directors and Employees

Based on the General Stockholders' Meeting held on March 28, 2003, as registered through Notarial Deed No. 43 of Fathiah Helmi, S.H., the Bank's Commissioners and Directors as of June 30, 2003 are as follows:

President Commissioner	:	Raden Rachmad
Commissioner	:	Lukito Winarto
Commissioner	:	Wimpie Wirja Surja
Commissioner	:	Soetadi Limin
President Director	:	Jimmy Henricus Kurniawan Laihad
Director	:	Aris Janasutanta Sutirto
Director	:	Eddy Muljanto
Director	:	Pardi Kendy
Director	:	Safrullah Hadi Saleh
Compliance Director	:	Soehadi Tansol

The Bank has approximately 3,723 and 3,554 permanent employees (unaudited) as of June 30, 2003 and 2002, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statements

The financial statements are prepared on the historical cost basis of accounting, except for securities classified as trading and available-for-sale, as well as derivative receivables and liabilities which are stated at fair value, foreclosed assets which are stated at net realizable value, and certain premises and equipment which have been revalued based on the Government Regulation.

The financial statements are prepared in accordance with the Statements of Financial Accounting Standards (PSAK) No. 31, "Accounting for Banking" (Revision 2000), issued by the Institute of Indonesian Accountants (IAI), and the Accounting Guidelines for Indonesian Banking (PAPI) issued by Bank Indonesia and IAI in June 2001.

The financial statements are prepared on accrual basis, except for interest income on non-performing earning assets which are recognized upon actual cash collections. The statements of cash flows present the receipts and payments of cash and cash equivalents classified into operating, investing and financing activities. Cash flows from operating activities are presented in compliance with the Chairman of Capital Market Supervisory Agency (Bapepam) Decision Letter No. Kep-06/PM/2000 dated March 13, 2000 on the Amendment of Rule No. VIII.G.7, "Guidelines in the Presentation of Financial Statements". For purposes of presentation in the statements of cash flows, cash and cash equivalents consist of cash, current accounts with Bank Indonesia and current accounts with other banks which are not pledged as collaterals.

The reporting currency used in the financial statements is Indonesian Rupiah.

b. Transactions with Related Parties

The Bank has transactions with certain parties which have related party relationships as defined under PSAK No. 7, "Related Party Disclosures", as follows:

(1) enterprises that, through one or more intermediaries, control or are controlled by, or are under common control with, the reporting enterprise (including holding companies, subsidiaries and fellow subsidiaries);

(2) associated companies;

(3) individuals owning, directly or indirectly, an interest in the voting power of the reporting enterprise that gives them significant influence over the enterprise, and close members of the family of any such individuals (close members of a family are defined as those members who are able to exercise influence or can be influenced by such individuals, in conjunction with their transactions with the reporting enterprise);

(4) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the reporting enterprise, including commissioners, directors and managers of the enterprise and close members of the families of such individuals; and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Transactions with Related Parties (continued)

(5) enterprises, in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (3) or (4), above or over which such a person is able to exercise significant influence. This definition includes enterprises owned by the commissioners, directors or major stockholders of the reporting enterprise and enterprises that have a member of key management in common with the reporting enterprise.

All significant transactions with related parties are disclosed in the notes to the financial statements.

c. Transactions with Entities under Common Control

Assets acquired from or sold to related parties in relation with the restructuring of entities under common control are accounted for similar to that used in pooling-of-interest accounting, which is based on the net book value of assets recorded in the entities which sell the assets.

The difference between the acquisition price/selling price and net book value is recorded as a separate component of stockholders' equity.

d. Current Accounts with Other Banks

Current accounts with other banks are stated at their respective outstanding balance net of allowance for possible losses.

e. Placements with Other Banks

Placements with other banks are stated at their respective outstanding balance net of allowance for possible losses.

f. Securities

Securities are classified in compliance with PSAK No. 50, "Accounting for Certain Investments in Debt and Equity Securities". Based on PSAK No. 50, securities are classified into three categories which consist of trading, available-for-sale, and held-to-maturity securities.

Trading and available-for-sale securities are stated at fair value. The difference between the fair value and acquisition cost of trading securities, realized or unrealized is recognized as gain or loss in the statements of income in the related period. The unrealized difference between the fair value and the acquisition cost of available-for-sale securities is presented as a separate component of stockholders' equity and recognized in the statements of income when the securities are sold.

Held-to-maturity securities are stated at acquisition cost net of amortization of premiums or discounts. The decline in fair value below the acquisition cost (including amortization of premiums or discounts), which is determined other than temporary, is recorded as a permanent decline in investment value and charged to the statements of income for the related period.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Securities (continued)

As of June 30, 2003 and 2002, the fair values of government bonds and private bonds classified as trading securities were determined based on fair values published by BES at June 30, 2003 and June 28, 2002, respectively.

The fair values of investment in mutual fund units as of June 30, 2003 and 2002 are determined based on the net assets value published by BES at June 30, 2003 and June 28, 2002, respectively.

g. Securities Under Resell Agreement

Securities under resell agreement are stated at resell price of the securities net of the related unrealized interest income. The unrealized interest income is recognized as interest income based on the period of contract.

h. Derivative Receivables and Liabilities

Based on PSAK No. 55, "Accounting for Derivative Instruments and Hedging Activities", all of the Bank's derivative receivables and liabilities represent unrealized gains or losses occurred from contract derivative for trading and for hedging of the Bank's operating activities purposes. The unrealized gains or losses represents the difference between contract value and fair value of the derivative instruments as of balance sheet date, which is determined based on the exchange rate from Bank Indonesia. The gains or losses from derivative transactions are credited or charged to operations.

Derivative receivables are stated at their respective outstanding balance net of allowance for possible losses.

i. Loans

Loans are stated at the outstanding receivables from customers, net of allowance for possible losses. Restructured loans consist of loan principal, interest and other charges which are capitalized to loan principal balance. The capitalized interest and other charges are recognized as unearned income.

Syndicated loans are stated at the outstanding receivables based on the Bank's risk portion, net of allowance for possible losses.

j. Acceptances Receivable and Liabilities

Acceptances receivable and liabilities are stated at the amount of the Letters of Credit (L/C) or the realizable L/C value accepted by the accepting bank, net of allowance for possible losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Allowance for Possible Losses on Earning Assets and Estimated Losses On Commitments and Contingencies

The Bank provides allowance for possible losses on earning assets and estimated losses on commitments and contingencies based on the Bank's management review and evaluation of the collectibility of the earning assets and estimated losses on commitments and contingencies at the end of the period. Earning assets consist of current accounts with other banks, placements with other banks, securities, derivative receivables, loans, acceptances receivable, investments in shares of stock and commitments and contingencies. In determining the allowance for possible losses and estimated losses on commitments and contingencies, the Bank's management applies Bank Indonesia regulation, "Allowance for Possible Losses on Earning Assets" as a guidance.

The guidance of providing allowance for possible losses on earning assets are as follows:

1. General reserves at a minimum of 1% to earnings assets classified as current.

2. Special reserves for earning assets:

Classification	Percentage (%)
Special mention	5
Sub-standard	15
Doubtful	50
Loss	100

The percentage of allowance for possible losses is calculated after considering the respective collateral value based on Bank Indonesia's regulation, except for earnings assets classified as current and special mention which are calculated from the outstanding balance of such earning assets.

Earning assets are written-off against allowance for possible losses when the Bank's management believes that the earning assets are definitely not collectible. Recovery of loans or other earning assets previously written-off are recorded as an addition to the allowance for possible losses in the year of recovery.

l. Investments in Shares of Stock

Investments with ownership interest of less than 20% are stated at cost. Impairment in investment value below cost that is other than temporary is writen down to the investment realizable value and is charged to the statement of income of the related period.

m. Premises and Equipment

Premises and equipment are stated at cost (except certain premises and equipment which have been revalued in 2001 based on the Government Regulation) less accumulated depreciation (except for land which is not depreciated). The revaluation increment, net of final income tax expense, on premises and equipment revalued, is recorded as "Revaluation Increment on Premises and Equipment", as a separate component of stockholders' equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m. Premises and Equipment (continued)

The Bank computes the depreciation using straight-line method, based on estimated useful lives of the assets as follows:

	Year
Building	20
Furniture and fixtures, office equipment and vehicles	5

In compliance with PSAK No. 47, "Accounting for Land", the related costs incurred in the acquisitions or renewals of landrights are deferred and amortized during the period of the rights or their economic lives, whichever is shorter.

The Bank determines whether there is the indication of assets impairment based on the Bank's management review according to PSAK No. 48 "Asset Impairment" at the end of the period. The Bank should determine the estimated recoverable amount of its assets if there is an indication of the assets impairment and charged the difference of the estimated recoverable amount and the book value to the statement of income for the current period as a loss.

The cost of repairs and maintenance is charged to income as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in the statements of income for the related period.

n. Foreclosed Assets

Properties acquired through loan foreclosures are presented as part of "Other Assets" and stated at net realizable value which is the fair value of foreclosed assets net of estimated cost to sell. The excess of the uncollectible loan balance over the value of the collateral is charged to allowance for uncollectible loan. Repairs as well as gains or losses from sales of collateral are charged or credited to operations as incurred. Gains or losses occurred from the sale of foreclosed assets are credited or charged in the statement of income for the current period.

o. Prepaid Expenses

Prepaid expenses are presented as a part of "Other Assets" and charged to expense as incurred.

p. Capital Stock Issuance Cost

Costs incurred in connection with the issuance of capital stock to the public in the Banks' initial public offering and Limited Public Offerings I and II, which include notary/legal fees, audit fees, underwriter fees, registration fees, shares and prospectus printing costs and others, are presented as deductions to additional paid-in capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q. Deposits and Deposits From Other Banks

Current accounts represent deposits from customers which can be withdrawn at any time through checks. Current accounts are stated at the outstanding payable to the current accounts' customers.

Savings accounts represent deposits from customers which can be witdrawn based on certain criteria. Savings deposit are stated at the outstanding payable to the savings deposit customers.

Time and certificates of deposits represent deposits from customers which can be withdrawn at maturity date. Time deposits are stated at the nominal value and the certificates of deposits are stated at nominal value net of unamortized interest.

r. Interest Income and Expense

Interest income and expense are recognized on accrual basis. Interest income on non-performing earning assets are recognized upon actual cash collections. When earning assets are classified as non-performing, the interest receivables which are already recognized as interest income but not yet collected, are reversed and reported as contingencies receivables.

The collection of loans classified as "doubtful" and "loss" are recognized as deduction of loans outstanding. The excess payment from loans outstanding are recognized as interest income.

Loans and other earning assets are classified as non-performing when the principal and/or interest are past due for more than three months and/or when the management believes that the collection of the principal and/or interest are doubtful.

s. Fees and Commissions

Fees and commissions related to lending activities and/or have a specified period are deferred and amortized using the straight-line method over the terms of the loan or the period contracted, respectively. Any remaining unamortized fees and commissions on loans already settled are charged or credited to operations at the settlement of the loans. Other fees and commissions other than those defined above, are recognized at transaction dates.

t. Foreign Currency Transactions and Balances

Transactions involving foreign currency are recorded in Rupiah based on exchange rates at transaction dates. As of June 30, 2003 and 2002, the monetary assets and liabilities denominated in foreign currency are adjusted to Rupiah based on the *Reuters* spot rate at 16.00 p.m. of West Indonesian Time as of June 30, 2003 and June 28, 2002, respectively. The resulting gains or losses are credited or charged in the statements of income for the period in which they arise.

Gain or losses from unrealized spot foreign currencies bought and sold, resulting from the difference between the spot rate as of balance date and the spot rate as of transaction date, are credited or charged to operations in the related period.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t. Foreign Currency Transactions and Balances (continued)

On June 30, 2003 and June 28, 2002, the foreign currency exchange rates are as follows:

	2003	2002
United States Dollar	8,265.00	8,740.00
Australian Dollar	5,523.15	4,931.11
Singaporean Dollar	4,701.34	4,939.15
Hong Kong Dollar	1,061.15	1,114.56
Japanese Yen	69.07	73.12
Euro	9,463.71	8,668.78
New Zealand Dollar	4,835.11	4,263.28
Great Britain Poundsterling	13,655.80	13,325.18
Canadian Dollar	6,124.19	5,789.81
Saudi Arabian Riyal	2,203.88	2,330.36
Malaysian Riyal	2,178.95	2,290.79
Switzerland Franc	6,105.07	5,861.96
Brunei Darussalam Dollar	4,692.82	4,960.14

u. Pension Benefit and Employees' Benefits

The Bank has a defined benefit retirement plan covering all of their permanent employees which are managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 5% of their basic salaries.

Retirement benefit costs which include current service cost, amortization of past service cost and amortization of actuarial calculation adjustments, is recorded in the statements of income of the current period. Based on the actuarial valuation report dated December 10, 2001 prepared by PT Sienco Aktuarindo Utama, an independent actuary, the amortization of past service cost is recognized using the straight-line method over 28 years for deficit before December 31, 1994 and 5 years for solvability deficit, since the year such retirement plan was approved by the Minister of Finance, which is on February 6, 1996 in its Letter No. KEP 039/KM/17/1996. The actuarial calculation using Projected Benefit Cost Method, where each member is estimated to reach attained age normal.

Based on PSAK No. 57 "Estimated Liabilities, Contingent Assets and Liabilities", on June 30, 2003, the Bank recorded provision for termination, gratuity and compensation expenses as provided under Law No.13/2003 dated March 25, 2003 regarding "Labor Law", based on the actuarial valuation performed by PT Sienco Aktuarindo Utama, an independent actuary, on its reports dated July 31, 2003. Based on the Law No. 13/2003, company should pay the employees' termination, gratuity and compensation benefit if certain conditions in the Law No. 13/2003 exist, where the amount to be paid is the highest value between Law No.13/2003 and company's defined benefit retirement plan. Past service cost, arises from liabilities of the Law No. 13/2003, is amortized based on employees' average remaining number of years service, which is 17.08 years.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v. Tax Expense

The Bank adopted PSAK No. 46, "Accounting for Income Taxes", which requires for the accounting for the tax effects of the recovery of assets and settlement of liabilities at their carrying amounts, and the recognition and measurement of deferred tax assets and tax liabilities for the expected future tax consequences of events recognized in the financial statements. The tax effects of temporary differences, which individually are either assets or liabilities, are shown at the applicable net amounts.

w. Basic Earnings per Share

Basic earnings per share is computed by dividing net income during the period, with the weighted average number of shares outstanding during the period, after considering the effect of bonus stock distribution by capitalizing the additional paid-in capital, stock dividend, limited public offering I, stock split, and limited public offering II. The weighted average number of shares outstanding for the six months period ended June 30, 2003 and 2002 are 3,102,059,177 shares and 2,481,647,342 shares, respectively.

x. Segment Reporting

In 2000, the Indonesian Institute of Accountants issued revised PSAK No. 5, "Segment Reporting" which is effective retroactively (for comparative purposes) for financial statements covering periods beginning on or after January 1, 2002. The objective of this Statement is to establish financial information reporting by segment, related to the different types of products and services an enterprise produces and the different geographical areas in which it operates. In adopting PSAK No. 5, the Bank reports segment information based on services delivered and geographical areas in accordance with the Bank's internal reporting.

3. CASH

Cash consists of:

	2003	2002 (Unaudited)
Rupiah	188,444	104,830
Foreign currencies	1,980	2,704
Total	**190,424**	**107,534**

As of June 30, 2003 and 2002, cash in Rupiah currency includes cash in Automatic Teller Machine (ATM) amounting to Rp 2,854 and Rp 1,274, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

4. CURRENT ACCOUNTS WITH BANK INDONESIA

Current accounts with Bank Indonesia consist of:

	2003	2002 (Unaudited)
Rupiah	514,271	458,647
United States Dollar	50,466	43,315
Total	**564,737**	**501,962**

In accordance with Bank Indonesia's Circular Letter No. 30/10/UPPB dated October 20, 1997, Bank Indonesia requires all banks to maintain their minimum reserve requirement at 5% for accounts in Rupiah and 3% for accounts in foreign currency. The Bank meets Bank Indonesia minimum reserve requirement as of June 30, 2003 and 2002.

5. CURRENT ACCOUNTS WITH OTHER BANKS

Current accounts with other banks consist of:

	2003			2002 (Unaudited)		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Current accounts with other banks	5,469	94,723	100,192	3,025	84,611	87,636
Allowance for possible losses	(55)	(947)	(1,002)	(30)	(846)	(876)
Net	**5,414**	**93,776**	**99,190**	**2,995**	**83,765**	**86,760**

The changes in the allowance for possible losses of current accounts with other banks are as follows:

	2003			2002 (Unaudited)		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	31	804	835	30	851	881
Provision (reversal of allowance) during the period	24	15	39	-	181	181
Foreign exchange translation	-	128	128	-	(186)	(186)
Ending balance	**55**	**947**	**1,002**	**30**	**846**	**876**

Based on the Bank's management review and evaluation, all current accounts with other banks as of June 30, 2003 and 2002 are classified as current. The management believes that the allowance for possible losses of current accounts with other banks is adequate to cover any possible losses on uncollectible current accounts with other banks and in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

6. PLACEMENTS WITH OTHER BANKS

Placements with other banks consist of:

	2003			2002 (Unaudited)		
	Rupiah	Foreign Currency	Total	Rupiah	Foreign Currency	Total
Promissory notes	300,000	-	300,000	15,000	-	15,000
Call money	-	843,030	843,030	-	589,950	589,950
Others	1,050	-	1,050	1,588	-	1,588
Total	301,050	843,030	1,144,080	16,588	589,950	606,538
Allowance for possible losses	(3,011)	(8,430)	(11,441)	(167)	(5,900)	(6,067)
Net	**298,039**	**834,600**	**1,132,639**	**16,421**	**584,050**	**600,471**

The remaining maturities of placements with other banks at gross based on type of placements and the remaining period are as follows:

2003	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	300,000	-	300,000
1 - 3 months	-	-	1	1
3 - 12 months	-	-	1,049	1,049
Total Rupiah	-	300,000	1,050	301,050
United States Dollar				
Less than 1 month	843,030	-	-	843,030
Total	**843,030**	**300,000**	**1,050**	**1,144,080**

2002 (Unaudited)	Call Money	Promissory Notes	Others	Total
Rupiah				
Less than 1 month	-	15,000	-	15,000
1 - 3 months	-	-	-	-
3 - 12 months	-	-	1,588	1,588
Toal Rupiah	-	15,000	1,588	16,588
United States Dollar				
Less than 1 month	589,950	-	-	589,950
Total	**589,950**	**15,000**	**1,588**	**606,538**

Placements in Rupiah earn interest at average rate of 11.45% a year in 2003 and 16.32% a year in 2002, while placements in foreign currency earn interest at 1.35% a year in 2003 and 1.82% a year in 2002.

Other placements represent overdraft facilities and fixed loans to Bank Perkreditan Rakyat.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

6. PLACEMENTS WITH OTHER BANKS (continued)

The changes in the allowance for possible losses of placement with other banks are as follows:

	2003			2002 (Unaudited)		
	Rupiah	Foreign Currency	Total	Rupiah	Foreign Currency	Total
Beginning balance	2,728	9,460	12,188	2,697	7,800	10,497
Provision (reversal of allowance) during the period	283	(423)	(140)	(2,530)	(677)	(3,207)
Foreign exchange translation	-	(607)	(607)	-	(1,223)	(1,223)
Ending Balance	**3,011**	**8,430**	**11,441**	**167**	**5,900**	**6,067**

Based on the Bank's management review and evaluation, all placements with other banks as of June 30, 2003 and 2002 are classified as current. The management believes that the allowance for possible losses of placements with other banks is adequate to cover any possible losses on uncollectible placements with other banks and in compliance with Bank Indonesia's regulations.

7. SECURITIES

Securities consist of:

	2003	2002 (Unaudited)
Trading securities		
Rupiah		
Government bonds	370,750	473,361
Private bonds (see Note a)	28,279	9,800
Foreign currencies		
Exchange offer loans (see Note b)	407,824	471,625
Total trading securities	806,853	954,786
Available-for-sale securities		
Rupiah		
Investment in mutual fund units (see Note c)	18,462	18,462
Foreign currencies		
Export bills		
Related parties (see Note 36)	2,152	115
Third parties	3,336	18,550
Investment in mutual fund units (see Note c)	-	8,729
	23,950	45,856
Unrealized gains from the change in the fair value (see Note c)	4,426	322
Total available-for-sale securities	28,376	46,178

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

	2003	2002 (Unaudited)
Held-to-maturity securities		
Rupiah		
Certificates of Bank Indonesia	5,663,054	5,151,891
Medium-Term Notes (see Note a)	9,981	5,713
Negotiable Certificates of Deposit	-	94,144
Foreign currencies		
Private bonds (see Note a)	83,400	88,400
Export bills	1,501	2,033
Total held-to-maturity securities	5,757,936	5,342,181
Total securities	6,593,165	6,343,145
Allowance for possible losses (see Note e)	(9,322)	(11,911)
Net	**6,583,843**	**6,331,234**

a. The ratings of private bonds and Medium-Term Notes by PT Pemeringkat Efek Indonesia (PT Pefindo) as published in BES on June 30, 2003 and June 28, 2002 are as follows:

	2003		2002 (Unaudited)	
	Rating	Amount	Rating	Amount
Private bonds				
Held-to-maturity				
Telkomsel	id AAA	83,400	id AAA	88,400
Trading				
Lautan Luas Seri B	id A-	10,330	id A	9,800
Lautan Luas Seri A	id A-	10,140		-
Indosat II	id AA+	7,809		-
		28,279		9,800
Medium-Term Notes				
Held-to-maturity				
Bank NISP III	id BBB+	9,981		-
Bank NISP II	-	-	id BBB	3,802
Bank NISP I	-	-	id BBB	1,911
		9,981		5,713
Total		**121,660**		**103,913**

Gain from increase in fair values of trading securities for the six months period ended June 30, 2003 and 2002 amounted to Rp 14,733 and Rp 35,810, respectively, and credited to the current period in the statements of income.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

b. Interest income of exchange offer loans are received every June 1 and December 1. The interest of exchange offer loans are subject for review every 6 months. The exchange offer loans agreement are guaranteed by Bank Indonesia.

c. As of June 30, 2003 and 2002, investments in mutual funds units classified as available-for-sale securities are as follows:

	2003		2002 (Unaudited)	
	Units	Amount	Units	Amount
Fair value				
Rupiah				
Buana 88 Rupiah	11,290,084	11,284	10,128,776	9,393
Buana 88 pendapatan tetap	9,231,407	11,604	9,231,407	9,391
Foreign currency				
Buana 88 Dollar	-	-	10,513,274	8,729
Total fair value		22,888		27,513
Cost				
Rupiah		18,462		18,462
Foreign currency		-		8,729
Unrealized gains from the change in the fair value		**4,426**		**322**

d. The classification of held-to-maturity and available-for-sale securities (except for investments in mutual funds units) based on the remaining maturity periods before unrealized gains from the change in the fair value of available-for-sale securities and the allowance for possible losses are as follows:

	2003	2002 (Unaudited)
Less than 1 year	5,670,043	5,266,733
1 - 5 years	93,381	94,113
Total	**5,763,424**	**5,360,846**

The average interest rates of securities in Rupiah range from 10.43% to 16.75% a year in 2003 and from 12% to 17.23% a year in 2002, and the average interest rates of securities in foreign currencies range from 3.85% to 9.75% a year in 2003 and from 4.75% to 9.75% a year in 2002.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

7. SECURITIES (continued)

e. The changes in the allowance for possible losses of securities are as follows:

	2003			2002 (Unaudited)		
	Rupiah	Foreign Currencies	Total	Rupiah	Foreign Currencies	Total
Beginning balance	4,396	7,954	12,350	2,403	5,785	8,188
Provision (reversal of allowance) during the period	(56)	(2,341)	(2,397)	3,674	1,047	4,721
Foreign currencies translation	-	(631)	(631)	-	(998)	(998)
Ending Balance	**4,340**	**4,982**	**9,322**	**6,077**	**5,834**	**11,911**

Based on the Bank's management review and evaluation, all securities as of June 30, 2003 and 2002 are classified as current. The management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible securities, and in compliance with Bank Indonesia's regulations.

8. SECURITIES UNDER RESELL AGREEMENT

As of June 30, 2003 and 2002, all securities under resell agreement represent government bonds with details as follows:

	2003			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0005	90 days	August 4, 2003	234,590	205,800
Government bonds FR 0005	90 days	August 6, 2003	234,590	205,800
Unrealized interest income				(4,511)
Allowance for possible losses				(4,116)
Net				**402,973**

	2002 (Unaudited)			
	Term	Maturity Date	Nominal Value	Resell Price
Government bonds FR 0003	180 days	November 21, 2002	500,000	500,000
Unrealized income				(13,276)
Allowance for possible losses				(5,000)
Net				**481,724**

The average interest rates of securities under resell agreements for the six months period ended June 30, 2003 and 2002 are 11.6% a year and 19% a year, respectively.

Based on the Bank management's review and evaluation, as of June 30, 2003 and 2002, all securities under resell agreement are classified as current. The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible securities under resell agreement and in compliance with Bank Indonesia's regulations.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

9. DERIVATIVE RECEIVABLES AND LIABILITIES

As of June 30, 2003 and 2002, all derivative receivables and liabilities represent forward sold and bought transactions with third parties with details as follows:

	Derivative Receivables		Derivative Liabilities	
	2003	**2002 (Unaudited)**	**2003**	**2002 (Unaudited)**
Bank	58	431	809	905
Non-Bank	12	120	8	-
Total	70	551	817	905
Allowance for possible losses	(1)	(6)	-	-
Net	**69**	**545**	**817**	**905**

As of June 30, 2003 and 2002, all derivative instruments were entered for trading as well as for hedging purposes of the Bank's foreign currencies net open position, interest rate gap risk, maturity gap risk and other risks in the Bank's daily operations. Changes in the fair values of these derivative instruments are credited or charged to the current period in the statement of income.

Based on the Bank's management review and evaluation as of June 30, 2003 and 2002, all derivative receivables are classified as current. The management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible derivative receivables and in compliance with Bank Indonesia's regulations.

10. LOANS

1) By Types of Loans

	2003	2002 (Unaudited)
Related parties (see Note 36)		
Rupiah		
Current accounts	17,192	20,813
Housing	7,173	4,102
Investment	4,654	167
Employees	4,187	5,223
Installment	3,723	4,106
Motor vehicle	2,841	1,486
Promissory notes	2,000	4,000
Multi-purpose	55	-
Import financing	-	576
	41,825	40,473
Foreign Currencies		
Export	13,993	-
Total related parties	55,818	40,473

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

1) By Types of Loans (continued)

	2003	2002 (Unaudited)
Rupiah		
Current accounts	2,423,340	1,812,131
Installment	746,824	606,496
Investment	401,574	163,758
Housing	329,842	214,144
Fixed	175,655	126,781
Motor vehicle	145,788	127,569
Promissory notes	108,796	89,568
Import	16,204	22,103
Multi-purpose	5,655	3,560
Micro business	2,448	512
Syndicated	1,050	7,313
Exim VI	543	5,459
Employees	505	593
Export	280	235
	4,358,504	3,180,222
Foreign currencies		
Import	12,943	1,741
Fixed	12,397	21,413
Promissory notes	10,746	7,343
Export	6,601	17,937
Installment	2,467	15,416
Investment	715	1,964
Apartment	-	89
	45,869	65,903
Total third parties	4,404,373	3,246,125
Total	4,460,191	3,286,598
Allowance for possible losses	(48,413)	(78,339)
Net	**4,411,778**	**3,208,259**

2) By Economic Sector

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	1,994,468	22,260	17,471	586	5,360	2,040,145
Allowance for possible losses	(19,945)	(1,113)	(97)	(33)	(218)	(21,406)
	1,974,523	21,147	17,374	553	5,142	2,018,739

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Industrial	1,076,386	17,751	1,940	1,238	1,580	1,098,895
Allowance for possible losses	(10,764)	(888)	(18)	(81)	(503)	(12,254)
	1,065,622	16,863	1,922	1,157	1,077	1,086,641
Business services	397,110	5,051	2,402	200	547	405,310
Allowance for possible losses	(3,971)	(252)	(12)	-	(54)	(4,289)
	393,139	4,799	2,390	200	493	401,021
Transportation, communication and warehousing	160,147	3,175	1,050	369	13	164,754
Allowance for possible losses	(1,601)	(159)	(158)	(87)	-	(2,005)
	158,546	3,016	892	282	13	162,749
Construction	116,877	76	-	-	211	117,164
Allowance for possible losses	(1,169)	(4)	-	-	(2)	(1,175)
	115,708	72	-	-	209	115,989
Social services	39,731	-	1,528	-	37	41,296
Allowance for possible losses	(397)	-	-	-	-	(397)
	39,334	-	1,528	-	37	40,899
Agriculture and agriculture infrastructure	33,983	1,191	-	-	-	35,174
Allowance for possible losses	(340)	(59)	-	-	-	(399)
	33,643	1,132	-	-	-	34,775
Mining	800	-	-	-	-	800
Allowance for possible losses	(8)	-	-	-	-	(8)
	792	-	-	-	-	792
Electricity, gas and water	642	-	-	-	-	642
Allowance for possible losses	(6)	-	-	-	-	(6)
	636	-	-	-	-	636

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2003					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Others	482,325	12,711	614	64	435	496,149
Allowance for possible losses	(4,823)	(636)	(43)	-	(373)	(5,875)
	477,502	12,075	571	64	62	490,274
Rupiah - Net	4,259,445	59,104	24,677	2,256	7,033	4,352,515
Foreign currencies						
Trading, restaurant and hotel	41,481	-	-	-	-	41,481
Allowance for possible losses	(415)	-	-	-	-	(415)
	41,066	-	-	-	-	41,066
Industrial	18,381	-	-	-	-	18,381
Allowance for possible losses	(184)	-	-	-	-	(184)
	18,197	-	-	-	-	18,197
Foreign currencies - Net	59,263	-	-	-	-	59,263
Net	**4,318,708**	**59,104**	**24,677**	**2,256**	**7,033**	**4,411,778**

	2002 (Unaudited)					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Rupiah						
Trading, restaurant and hotel	1,449,290	26,743	8,732	981	25,980	1,511,726
Allowance for possible losses	(14,493)	(1,337)	(98)	(2)	(23,656)	(39,586)
	1,434,797	25,406	8,634	979	2,324	1,472,140
Industrial	733,099	15,885	2,471	1,275	11,404	764,134
Allowance for possible losses	(7,331)	(794)	(40)	(289)	(11,404)	(19,858)
	725,768	15,091	2,431	986	-	744,276
Business services	309,474	2,711	753	264	6,435	319,637
Allowance for possible losses	(3,095)	(136)	(35)	-	(6,311)	(9,577)
	306,379	2,575	718	264	124	310,060

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2002 (Unaudited)					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Transportation, communication and warehousing	136,483	287	1,331	-	997	139,098
Allowance for possible losses	(1,365)	(14)	(193)	-	-	(1,572)
	135,118	273	1,138	-	997	137,526
Construction	61,980	585	883	-	128	63,576
Allowance for possible losses	(620)	(29)	-	-	-	(649)
	61,360	556	883	-	128	62,927
Social services	34,229	171	246	-	89	34,735
Allowance for possible losses	(342)	(9)	-	-	-	(351)
	33,887	162	246	-	89	34,384
Agriculture and agriculture infrastructure	25,816	207	-	-	-	26,023
Allowance for possible losses	(258)	(10)	-	-	-	(268)
	25,558	197	-	-	-	25,755
Mining	563	-	-	-	-	563
Allowance for possible losses	(6)	-	-	-	-	(6)
	557	-	-	-	-	557
Electricity, gas and water	272	-	-	-	-	272
Allowance for possible losses	(3)	-	-	-	-	(3)
	269	-	-	-	-	269
Others	354,688	4,281	1,247	248	467	360,931
Allowance for possible losses	(3,546)	(214)	(57)	-	(167)	(3,984)
	351,142	4,067	1,190	248	300	356,947
Rupiah - Net	3,074,835	48,327	15,240	2,477	3,962	3,144,841
Foreign currencies						
Trading, restaurant and hotel	33,386	3,601	12,018	-	-	49,005
Allowance for possible losses	(333)	(180)	(1,803)	-	-	(2,316)
	33,053	3,421	10,215	-	-	46,689

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

2) By Economic Sector (continued)

	2002 (Unaudited)					
	Current	Special Mention	Sub-standard	Doubtful	Loss	Total
Industrial	16,809	-	-	-	-	16,809
Allowance for possible losses	(168)	-	-	-	-	(168)
	16,641	-	-	-	-	16,641
Others	89	-	-	-	-	89
Allowance for possible losses	(1)	-	-	-	-	(1)
	88	-	-	-	-	88
Foreign currencies - Net	49,782	3,421	10,215	-	-	63,418
Net	**3,124,617**	**51,748**	**25,455**	**2,477**	**3,962**	**3,208,259**

3) By Terms

a. Based on loan agreement (before allowance for possible losses)

	2003	2002 (Unaudited)
Rupiah		
Less than 1 year	2,777,915	2,130,192
1 - 2 years	301,607	227,354
2 - 5 years	1,144,214	777,795
more than 5 years	176,593	85,354
	4,400,329	3,220,695
Foreign Currencies		
Less than 1 year	56,681	48,434
1 - 2 years	959	2,544
2 - 5 years	2,222	14,925
	59,862	65,903
Total	**4,460,191**	**3,286,598**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

3) By Terms (continued)

b. Based on remaining maturities (before allowance for possible losses)

	2003	2002 (Unaudited)
Rupiah		
Less than 1 year	2,870,997	2,176,582
1 - 2 years	419,711	320,593
2 - 5 years	952,668	655,248
More than 5 years	156,953	68,272
	4,400,329	3,220,695
Foreign Currencies		
Less than 1 year	57,640	51,342
1 - 2 years	-	14,561
2 - 5 years	2,222	-
	59,862	65,903
Total	**4,460,191**	**3,286,598**

The significant information relating to loans are as follows:

a. Loans are secured by deposits, registered mortgages over collateral and by other guarantees generally acceptable to banks.

b. As of June 30, 2003 and 2002, time deposits amounting to Rp 445,127 and Rp 361,524, respectively, are pledged as collateral for loans (see Note 18).

c. As of June 30, 2003 and 2002, savings deposit amounting to Rp 5,879 and Rp 4,678, respectively, are pledged as collateral for loans (see Note 17).

d. Loans in Rupiah earn interest at average of 17.55% a year in 2003 and 17.77% a year in 2002, whereas the loans in foreign currencies earn interest at average of 8.5% a year in 2003 and 2002, respectively.

e. Loans to employees represent housing and car loans, which are collectible through monthly payroll deductions. The loans granted to certain employees, which are classified as related parties, are not subject to interest rates.

f. Loans to the Bank's related parties are conducted in arms length transactions, except loans to certain employees.

g. As of June 30, 2003, the Bank restructured loans amounted to Rp 74,194 with allowance for possible losses amounted to Rp 1,369. The restructuring of loans consists of modification of credit terms and extention of maturity dates. No loss resulting from this loans restructurization. From the restructured loans, the Bank does not have any commitments to extend additional loans.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

10. LOANS (continued)

h. As of June 30, 2003 and 2002, non-performing loans amounted to Rp 35,645 and Rp 75,949 or represents 0.80% and 2.31% of total loans, respectively. Interest income on non-performing loans are recognized upon actual cash collections. Based on Bank Indonesia Regulation No. 3/25/PBI/2001 dated December 26, 2001, non-performing loans ratio should not exceed 5% Bank's total loans.

i. The changes in the allowance for possible loan losses are as follows:

	2003	2002 (Unaudited)
Rupiah		
Beginning balance	45,467	71,905
Recovery of loans previously written-off	13,910	1,624
Allowance (reversal of allowance) for possible losses	(11,552)	2,335
Loans written-off	(11)	(10)
	47,814	75,854
Foreign currencies		
Beginning balance	2,357	3,721
Reversal of allowance for possible losses	(1,700)	(914)
Foreign exchange translation	(58)	(322)
	599	2,485
Ending Balance	**48,413**	**78,339**

The Bank's management believes that the allowance for possible losses on loans is adequate to cover any possible losses on uncollectible loans and in compliance with Bank Indonesia's regulations.

j. The Bank's involvement in syndicated loans is limited to participation only and the Bank's share on syndicated loans is 2.5% in 2003 and 2002.

k. In the Legal Lending Limit reports submitted by the Bank to Bank Indonesia, as of June 30, 2003 and 2002, all the loans granted are below the legal lending limit requirements based on Bank Indonesia's regulation as stipulated in the Bank Indonesia's Decision Letter No. 31/177/KEP/DIR dated December 31, 1998.

l. Loans are granted based on the prudent banking policy and comply with the Bank Indonesia's regulations. The Bank has loans granting policy and standard operating procedures. Loans are granted through analysis in character, capital, capacity, financial conditions and adequacy of collateral.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

11. ACCEPTANCES RECEIVABLE AND LIABILITIES

Acceptances receivable and liabilities represent acceptances receivable and liabilities from import bills, supported by letters of credit, which are received from non-bank customers. As of June 30, 2003, acceptances receivable amounted to Rp 51,262 were classified as "current" and amounted to Rp 1,229 were classified as "special mention". As of June 30, 2002, acceptances receivable amounted to Rp 14,058 were classified as "current" and amounted to Rp 178 were classified as "special mention". The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on uncollectible acceptances receivable and in compliance with Bank Indonesia's regulations.

12. INVESTMENTS IN SHARES OF STOCK

Investments in shares of stock with ownership of interest less than 20% and are stated at cost with details as follows:

		Percentage of ownership		Amount	
	Business	**2003**	**2002 (Unaudited)**	**2003**	**2002 (Unaudited)**
PT Asuransi Buana Independent	Insurance	10%	10%	300	300
PT Sarana Bersama Pembiayaan Indonesia	Financing	0.94%	0.94%	63	63
PT Aplikanusa Lintasarta	Communication	0.04%	0.04%	25	25
PT Bank Muamalat Indonesia Tbk	Syariah Bank	0.01%	0.01%	1	1
PT Bank Keppel TatLee Buana	Banking	-	15%	-	7,500
Total				389	7,889
Allowance for possible losses				(66)	(79)
Net				**323**	**7.810**

On September 9, 2002, the Bank's investment in PT Bank Keppel TatLee Buana with nominal value of Rp 7,000 was sold at Rp 20,530 (unaudited), and on March 13, 2003, the remaining invesment with nominal value of Rp 500 was sold at Rp Rp 1,470. The gain from the sale of the investments were Rp 13,530 (unaudited) and Rp 970, respectively, and recorded as other operational income in the related period.

As of June 30, 2003, investments in PT Bank Muamalat Indonesia Tbk and PT Sarana Bersama Pembiayaan Indonesia were classified as "sub-standard" and "loss", respectively, and as of June 30, 2002, all investment in shares of stock were classified as "current". The Bank's management believes that the allowance for possible losses is adequate to cover any possible losses on the decline in value of investments in shares of stock.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

13. PREMISES AND EQUIPMENT

Premises and equipment consists of :

	2003			
	Beginning Balance	Addition	Deduction	Ending Balance
Carrying Value				
Land	144,364	1,250	-	145,614
Building	93,391	4,412	-	97,803
Furniture and fixtures	44,612	3,933	149	48,396
Office equipment	137,369	6,119	448	143,040
Vehicles	42,850	8,546	3,082	48,314
Total carrying value	462,586	24,260	3,679	483,167
Impairment of premises and equipment	(4,649)	-	-	(4,649)
Carrying value - Net	457,937	24,260	3,679	478,518
Accumulated Depreciation				
Building	9,001	2,445	-	11,446
Furniture and fixtures	29,796	3,043	143	32,696
Office equipment	79,892	10,844	444	90,292
Vehicles	22,502	4,352	2,224	24,630
Total accumulated depreciation	141,191	20,684	2,811	159,064
Net Book Value	**316,746**			**319,454**

	2002 (Unaudited)			
	Beginning Balance	Addition	Deduction	Ending Balance
Carrying Value				
Land	136,871	13,292	-	150,163
Building	87,016	6,677	210	93,483
Furniture and fixtures	36,600	4,111	18	40,693
Office equipment	110,050	12,974	136	122,888
Vehicles	33,890	4,981	688	38,183
Total carrying value	404,427	42,035	1,052	445,410
Impairment of premises and equipment	(4,649)	-	-	(4,649)
Carrying value - Net	399,778	42,035	1,052	440,761
Accumulated Depreciation				
Building	4,353	2,241	12	6,582
Furniture and fixtures	23,644	2,768	21	26,391
Office equipment	55,127	11,069	125	66,071
Vehicles	17,060	3,119	649	19,530
Total accumulated depreciation	100,184	19,197	807	118,574
Net Book Value	**299,594**			**322,187**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

13. PREMISES AND EQUIPMENT *(continued)*

Depreciation are charged in the statements of income as follows:

	2003	2002 (Unaudited)
General and administrative expenses (see Note 31)	18,239	16,956
Building expenses	2,445	2,241
Total	**20,684**	**19,197**

As of June 30, 2003 and 2002, all premises and equipment (except land) are covered by insurance against fire and other risks under blanket policies, obtained from related parties, amounting to Rp 172,700 and Rp 99,835, respectively (see Note 36). The Bank's management believes that the insurance coverage is adequate to cover possible losses arising from such risks.

Impairment of premises and equipment represents the difference between the net book value of the related premises and equipment and fair values of certain land and buildings based on an independent appraisal report.

Proceeds from sale of premises and equipment for the six months period ended June 30, 2003 and 2002 amounted to Rp 1,405 and Rp 1,347, respectively. The gain on sale of premises and equipment for the six months period ended June 30, 2003 and 2002 are amounted to Rp 537 and Rp 1,102, respectively.

14. OTHER ASSETS

Other assets consist of:

	2003	2002 (Unaudited)
Related parties		
Prepaid rent (see Note 36)	4,869	8,933
Third parties		
Unsettled clearing	102,662	-
Interest receivables	33,638	37,823
Deposits, advance for building renovation and purchase of premises and equipment	19,493	63,180
Foreclosed assets net of allowance for decline in value of Rp 3,292 in 2003	19,120	20,134
Estimated claim for tax refund (see Note 20)	15,455	30,586
Prepaid expenses	7,345	8,618
Security deposits	5,110	5,553
Others	5,881	869
Net	**213,573**	**175,696**

Others consist of other prepayment, printed materials, stationaries and others.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

15. CURRENT LIABILITIES

As of June 30, 2003 and 2002, current liabilities consist of cash remittances/draft payable, customers' funds and unsettled clearing/transfer transactions.

16. DEMAND DEPOSITS

Demand deposits consist of:

	2003	2002 (Unaudited)
Related parties (see Note 36)		
Rupiah	133,806	103,631
Foreign currencies	52,691	64,531
	186,497	168,162
Third parties		
Rupiah	1,624,899	1,666,308
Foreign currencies	1,023,354	911,763
	2,648,253	2,578,071
Total	**2,834,750**	**2,746,233**

Demand deposits in Rupiah bear interest at average rate of 4.5% a year in 2003 and 5.5% a year in 2002, while demand deposits in foreign currencies bear interest at average rate of 1.2% a year in 2003 and 1.63% a year in 2002.

As of June 30, 2003 and 2002, demand deposits blocked based on customers' request and pledged as collaterals for credit facilities and other bank facilities amounted to Rp 28,661 and Rp 52,494, respectively.

17. SAVINGS DEPOSIT

Savings deposit consist of:

	2003	2002 (Unaudited)
Related parties (see Notes 36)		
Produktif	24,445	16,671
Buana Plus	548	285
Prioritas	43	25
	25,036	16,981

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

17. SAVINGS DEPOSIT (continued)

	2003	2002 (Unaudited)
Third parties		
Produktif	3,856,361	3,425,424
Prioritas	61,085	60,587
Buana Plus	8,682	264
Tabanas/Taska	234	11,481
	3,926,362	3,497,756
Total	**3,951,398**	**3,514,737**

Savings deposit bear interest at average rate ranging from 6% to 10% a year in 2003 and 2002.

As of June 30, 2003 and 2002, savings deposit pledged as collaterals for credit facilities amounted to Rp 5,879 and Rp 4,678, respectively (see Note 10).

18. TIME DEPOSITS

Time deposits consist of:

	2003	2002 (Unaudited)
Related parties (see Note 36)		
Rupiah	167,418	62,840
Foreign currencies	33,860	34,917
	201,278	97,757
Third parties		
Rupiah	4,089,154	3,704,751
Foreign currencies	372,883	307,623
	4,462,037	4,012,374
Total	**4,663,315**	**4,110,131**

Time deposits pledged as collateral for credit facilities granted by the Bank amounted to Rp 445,127 and Rp 361,524 as of June 30, 2003 and 2002, respectively (see Note 10).

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

18. TIME DEPOSITS (continued)

The details of time deposits based on maturity are as follows:

	2003	2002 (Unaudited)
Rupiah		
Less than 1 month	146,477	206,800
1 month	3,961,408	3,475,625
3 months	108,108	56,685
6 months	22,882	3,912
12 months	17,697	24,569
	4,256,572	3,767,591
Foreign currencies		
Less than 1 month	1,116	-
1 month	361,085	290,732
3 months	32,524	38,017
6 months	9,773	11,205
12 months	2,245	2,586
	406,743	342,540
Total	**4,663,315**	**4,110,131**

The details of time deposits based on remaining maturities are as follows:

	2003	2002 (Unaudited)
Rupiah		
Less than 1 month	3,933,500	3,642,917
1 - 3 months	288,704	109,244
3 - 6 months	22,171	3,214
6 - 12 months	12,197	12,216
	4,256,572	3,767,591
Foreign currencies		
Less than 1 month	357,739	303,886
1 - 3 months	41,360	31,653
3 - 6 months	6,198	6,007
6 - 12 months	1,446	994
	406,743	342,540
Total	**4,663,315**	**4,110,131**

Time deposits in Rupiah bear interest at average rate of 10.3% a year in 2003 and 14.3% a year in 2002, and time deposits in foreign currency bear interest at average rate of 1.7% a year and 2% a year in 2003 and 2002, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

19. DEPOSITS FROM OTHER BANKS

All deposits from other banks are in Rupiah and from third parties with details as follows:

	2003	2002 (Unaudited)
Call money	507,000	64,000
Savings deposit	10,973	6,387
Demand deposits	2,066	2,803
Time deposits	2,000	4,550
Total	**522,039**	**77,740**

The term of deposits from other banks in call money is less than one month, while the term of time deposits from other banks is one month.

Deposits from other banks bear interest at average rate of 10% and 18% a year in 2003 and 2002, respectively.

20. TAXES PAYABLE

Taxes payable consist of:

	2003	2002 (Unaudited)
Income taxes		
Article 21	1,304	907
Article 23	14,518	15,191
Article 25	8,091	9,120
Value Added Tax	-	28
Total	**23,913**	**25,246**

The reconciliation between income before tax expense, as shown in the statements of income, and taxable income for the six months period ended June 30, 2003 and 2002 are as follows:

	2003	2002 (Unaudited)
Income before tax expense	161,784	183,927
Temporary differences:		
Employees' benefits (see Note 34)	9,456	-
Depreciation of premises and equipment	1,265	(110)
Gains from the change in the fair value of trading securities - net	(14,733)	(35,810)
Provision for possible losses on earning assets	(4,513)	(3,789)
Gain on sale of premises and equipment	-	(15)

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

20. TAXES PAYABLE (continued)

	2003	2002 (Unaudited)
Permanent differences:		
Non-deductible depreciation of premises and equipment	1,318	1,150
Gain on sale of premises and equipment	659	(386)
Donation	546	745
Interest income	431	-
Entertainment and representations	268	344
Other non-deductible expenses	321	479
Provision for possible losses on earning assets	11	2,991
Rent income	(101)	(182)
Other general and administrative expenses	-	8,847
Taxable income	**156,712**	**158,191**

The computation of tax expense is as follows:

	2003	2002 (Unaudited)
Taxable income	156,712	158,191
Tax expense - current	46,996	47,440
Tax expense - deferred		
Gains from the change in the fair value of trading securities - net	4,420	10,743
Provision for possible losses on earning assets	1,354	1,137
Employees' benefits	(2,837)	-
Depreciation of premises and equipment	(380)	33
Gain on sale of premises and equipment	-	4
Total deferred tax expense	2,557	11,917
Total tax expense	**49,553**	**59,357**

The reconciliations between accounting income before tax multiplied by the maximum marginal tax rate and income tax expense as presented in the statements of income for the six months period ended June 30, 2003 and 2002 are as follows:

	2003	2002 (Unaudited)
Income before tax expense	161,784	183,927

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

20. TAXES PAYABLE (continued)

	2003	2002 (Unaudited)
Tax expense based on progressive tax rate	48,518	55,161
Permanent differences' effects on tax expense		
Non-deductible depreciation of premises and equipment	395	345
Gain on sale of premises and equipment	198	(116)
Donations	164	224
Interest income	129	-
Entertainment and representations	80	103
Other non-deductible expenses	96	144
Provision for possible losses on earning assets	3	897
Rent income	(30)	(55)
Other general and administrative expenses	-	2,654
Total permanent differences' effects on tax expense	1,035	4,196
Total tax expense	**49,553**	**59,357**

The computation of estimated claims for tax refund is as follows:

	2003	2002 (Unaudited)
Taxable income	156,712	158,191
Tax expense - current	46,996	47,440
Prepayments of income tax Articles 23 and 25	62,451	78,026
Estimated claims for tax refund (see Note 14)	**15,455**	**30,586**

The details of deferred tax assets (liabilities) as of June 30, 2003 and 2002 are as follows:

	2003	2002 (Unaudited)
Allowance for possible losses on earning assets	11,407	-
Employees' benefits	2,837	-
Depreciation of premises and equipment	1,856	1,833
Decline in value of foreclosed assets	988	-
Unrealized gains from the change in the fair value of trading securities	(6,726)	(8,897)
Reversal of deferred tax assets on revaluation of premises and equipment	-	(62)
Net	**10,362**	**(7,126)**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

21. FUND BORROWINGS

Fund borrowings consist of:

	2003	2002 (Unaudited)
Rupiah		
Export Import Bank of Japan	40,826	46,269
World Bank	3,568	4,460
Foreign currencies		
Overdraft	18,630	11,008
Total	**63,024**	**61,737**

Export Import Bank of Japan
Based on the loan channeling agreement with Bank Indonesia dated July 25, 1996, the Bank obtained a loan facility to finance the investment and working capital of small business companies and venture capital projects from Export Import Bank of Japan. This facility was originally extended to Bank Indonesia which then channelled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This Rupiah loan facility (equivalent to JP¥ 1,300,000,000 using the exchange rate at drawdown date), has 3 years grace period, due within 14 years, guaranteed by the Bank's acceptance or promissory notes. Repayments are made through 22 equal semi-annual installments started on February 15, 2000 until August 15, 2010. The interest rates for the loan facility are calculated based on average interest rates of 3-month Bank Indonesia Certificates during the latest 6 months period. The average interest rates are 15.90% and 17.41% a year in 2003 and 2002, respectively.

World Bank
Based on the loan channeling agreement with Bank Indonesia dated June 20, 1995, the Bank obtained a loan facility to finance customers in agriculture and agribusiness industry from The International Bank for Reconstruction and Development (World Bank). This facility was originally extended to Bank Indonesia which then channelled the loan to debtors who were able to fulfill the loan requirements through local banks in Indonesia. This facility (Rupiah loan facility equivalent to US$ 5,300,000 using the exchange rate at drawdown date) has 3 years grace period, due within 12 years, guaranteed by the Bank's acceptance or promissory notes, repayable in 18 equal semi-annual Rupiah installments started on September 30, 1998 until March 30, 2007. The floating interest rates on the above facility are calculated based on average interest rate of 3-month Bank Indonesia Certificates during the latest 6 months period or average interest rate of 3-month time deposit from the 5 state- owned banks during the latest 6 months period, whichever is lower. The average interest rates are 12.79% and 13.65% a year in 2003 and 2002, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. CAPITAL STOCK

The Bank's stockholders and their respective stockholdings are as follows:

	2003		
Stockholders	**Issued and Fully Paid (Par Value of Rp 250 per share)**	**Percentage of Ownership**	**Amount**
PT Sari Dasa Karsa	2,053,732,838	55.17%	513,433
Commissioners			
Lukito Winarto	5,210,492	0.14	1,303
Soetadi Limin	3,837,730	0.10	960
Director			
Eddy Muljanto	16,844,504	0.45	4,211
Public			
International Finance Corporation	250,000,000	6.72	62,500
PT Makindo Tbk	222,196,660	5.97	55,549
Others (below 5% each)	1,170,648,788	31.45	292,662
Total	**3,722,471,012**	**100.00%**	**930,618**

	2002 (Unaudited)		
Stockholders	**Issued and Fully Paid (Par Value of Rp 500 per share)**	**Percentage of Ownership**	**Amount**
PT Sari Dasa Karsa	916,094,919	73.83%	458,048
Commissioner			
Lukito Winarto	2,140,101	0.17	1,070
Director			
Eddy Muljanto	8,422,252	0.68	4,211
Public			
PT Makindo Tbk	84,964,464	6.85	42,482
Others (below 5% each)	229,201,935	18.47	114,601
Total	**1,240,823,671**	**100.00%**	**620,412**

The capital stock transactions in 2003 and 2002 are as follows:

a. 2003

Limited Public Offering II

On April 23, 2003, based on the letter from the Chairman of the Capital Market Supervisory Agency No. S-838/PM/2003, the Bank conducted a Limited Public Offering II to its stockholders by issuing 744,494,202 shares with nominal value and offering price of Rp 250 and Rp 360, respectively. All of these shares are newly issued from the Bank's portfolio and registered at BEJ and BES.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. CAPITAL STOCK (continued)

a. 2003 (continued)

Limited Public Offering II (continued)

The registration of the Limited Public Offering II shares representing 737,049,260 shares (after deducting the 1% or 7,444,942 of shares owned by PT Sari Dasa Karsa, majority founder stockholder), was approved by BEJ based on its Letter No. S-0665/BEJ.PSJ/05-2003 and Notification No. PENG-123/BEJ.PSJ/P/06-2003 dated June 11, 2003, and approved by BES based on its Letter No. JKT-015/LIST-EMITEN/BES/V/2003 and Notification No. JKT-201/PENG-LIST/BES/V/2003 dated May 19, 2003.

b. 2002

1. Distribution Bonus Stock and Stock Dividend

   Based on the Extraordinary General Stockholders' Meeting Decision held on March 28, 2002, and registered through Notarial Deed No. 36 of Fathiah Helmi, S.H., dated the same day juncto Deed No. 1 dated June 4, 2002, the stockholders resolved to distribute bonus stock of 47,133,917 shares at nominal value of Rp 500 per share by capitalizing the additional paid-in-capital from the Bank's initial public offering in 2000 amounted to Rp 23,567. The stockholders also resolved to distribute stock dividend of 223,689,754 shares or Rp 279,612 based on the Bank's closing price in BEJ on March 27, 2002 at Rp 1,250 per share.

   The registration of bonus stock and stock dividend of 268,115,434 shares (after deducting the 1% or 2,708,237 of shares owned by PT Sari Dasa Karsa, majority founder stockholder), was approved by BEJ based on its Letter No. S-1444/BEJ.EEM/05-2002 dated May 7, 2002, Letter No. S-1475/BEJ.EEM/05-2002 and Notification No. PENG-256/BEJ.EEM/05-2002 dated May 16, 2002, and approved by BES through Notification No. JKT-230/LIST-PENG/BES/V/2002 dated May 20, 2002 and Notification No. JKT-218/LIST/PENG/BES/V/2002 dated May 17, 2002.

2. Increase in Authorized Capital Stock

   In the Extraordinary General Stockholders' Meeting held on March 28, 2002 and registered through Notarial Deed No. 37 of Fathiah Helmi, S.H., dated the same day, the stockholders resolved to increase Bank's authorized capital stock from Rp 900,000 consisting of 1,800,000,000 shares with par value Rp 500 per share to Rp 1,800,000 consisting of 3,600,000,000 shares with par value of Rp 500 per share.

3. Limited Public Offering I

   On August 2002, based on the letter from the Chairman of the Capital Market Supervisory Agency No. S-1879/PM/2002 dated August 23, 2002, the Bank conducted Limited Public Offering I to its stockholders representing 248,164,734 shares at Rp 500 offering price per share. All of these shares are newly issued shares from the Bank's portfolio and registered at BEJ and BES.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

22. CAPITAL STOCK (continued)

b. 2002 (continued)

3. Limited Public Offering I (continued)

The registration of shares of the Limited Public Offering I representing 245,683,085 shares (after deducting the 1% or 2,481,649 shares of PT Sari Dasa Karsa, majority founder stockholder), was approved by BEJ based on its Letter No. S-2254/BEJ.EEM/09-2002 and Notification No. PENG-509/BEJ-EEM/10-2002 dated October 3, 2002, and approved by BES based on its Letter No. JKT-002/LIST-EMITEN/BES/IX/02 dated September 2, 2002 and Notification No. JKT-002/LIST-EMITEN/BES/IX/02 dated September 12, 2002.

4. Registration of Shares in ADR-Level 1 in the United States Securities and Exchange Committees (US SEC)

To improve the Bank's image and give opportunity for foreign investors to own shares in the Bank, on October 11, 2002, the Bank submitted share registration application in the form of ADR-level 1 to the United States Securities and Exchange Committees (US SEC). This application was approved by the US SEC under No. File 82-34694 on December 10, 2002 and starting April 21, 2003, the shares in the form of ADR-level 1 is already available for trading. Until the date of independent auditor's report, there is no Bank's shares in the form of ADR-level 1 is being traded yet at US SEC.

5. Stock Split

In Extraordinary General Stockholders' Meeting held on November 25, 2002 and registered through Notarial Deed No. 39 of Fathiah Helmi, S.H., dated on the same day, the stockholders resolved to conduct stock split from Rp 500 par value per share to Rp 250 par value per share. Consequently the capital stock issued and fully paid increased from 1,488,988,405 shares to 2,977,976,810 shares at the same total nominal value of Rp 744,494, and the total authorized capital stock increased from 3,600,000,000 shares to 7,200,000,000 shares.

The Bank's stock split from Rp 500 par value per share to Rp 250 par value per share was approved by BEJ and BES based on the Notification No. PENG-590/BEJ-EEM/12-2002 dated December 17, 2002 and Notification No. JKT-128/LIST-PENG/BES/XII/2002 dated December 27, 2002, respectively.

23. ADDITIONAL PAID-IN CAPITAL

As of June 30, 2002, additional paid-in capital amounting to Rp 167,767 represents the difference between the retained earnings capitalized as distribution of stock dividend of 223,689,754 shares at offering price of Rp 1,250 and nominal value of Rp 500 per share (see Note 22.b.1).

As of June 30, 2003, additional paid-in capital amounting to Rp 239,887 represents the difference between the retained earnings capitalized with the nominal value of share amounting to Rp 167,767 resulting from distribution of stock dividend as mention above and the additional paid-in capital from Limited Public Offering II amounted to Rp 81,894 (see Note 22a), net of the expenses incurred in the Limited Public Offerings I and II amounted to Rp 1,995 and Rp 7,779, respectively.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

24. REVALUATION INCREMENT ON PREMISES AND EQUIPMENT

As of June 30, 2001, the Bank revalued certain premises and equipment (land and certain buildings) in accordance with the Decree of Minister of Finance of Republic of Indonesia No. 384/KMK.04/1998 dated August 14, 1998. The revaluation of these premises and equipment was conducted by PT Artanila Permai, an independent appraisal.

The revaluation increment on premises and equipment, for accounting purposes, amounting to Rp 103,280 (after final income tax deduction and reversal of deferred tax assets on premises and equipment being revalued) is presented in "Revaluation Increment on Premises and Equipment" as part of stockholders' equity in the balance sheets, whereas for tax reporting purposes, the revaluation increment on premises and equipment was amounted to Rp 112,245.

The revaluation increment on premises and equipment for tax purposes amounting to Rp 112,245 was approved by the Head of the Jakarta Tax Office under its Decision Letter No. KEP-07/WPJ.06/KP.0404/2001 dated December 6, 2001.

25. CASH DIVIDENDS

a. 2003

In the Annual General Stockholders' Meeting held on March 28, 2003, and registered through Notarial Deed No. 43 of Fathiah Helmi, S.H., the stockholders ratified the declaration of cash dividends derived from 2002 net income amounting to Rp 75,640 or Rp 25.40 per share. The cash dividends were paid on March 10, 2003 through interim cash dividends amounting to Rp 56,998 and the remaining amount of Rp 18,642 was paid on June 3, 2003. The cash dividends were approved by Indonesian Bank Restructuring Agency (IBRA) on January 24, 2003 and April 21, 2003 based on its Letter No. PB-132/BPPN/0103 and No. PB-574/BPPN/0403, respectively.

b. 2002

In the Annual General Stockholders' Meeting held on March 28, 2002 and registered through Notarial Deed No. 35 of Fathiah Helmi, S.H., the stockholders ratified the declaration of cash dividends derived from 2001 net income amounting to Rp 129,980 or Rp 134 per share. The cash dividends were approved by IBRA on April 8, 2002 based on its Letter No. PB-678/BPPN/0402 and was paid on May 17, 2002.

26. DIFFERENCE IN VALUE OF TRANSACTIONS WITH ENTITIES UNDER COMMON CONTROL

The difference in value of transactions with entities under common control derived from:

	Sales Price (Purchase Price)	Net Book Value	Difference
Sale of land and building to PT Bumi Citra Wicaksana on December 31, 1997	8,000	4,832	3,168

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

26. DIFFERENCE IN VALUE OF TRANSACTIONS WITH ENTITIES UNDER COMMON CONTROL (continued)

	Sales Price (Purchase Price)	Net Book Value	Difference
Purchase of land and building from PT Buana Land on December 19, 1997	(21,544)	12,156	(9,388)
Total			**(6,220)**

Land and building sold to and purchased from entities under common control are currently used for the Bank's branches.

27. APPROPRIATED RETAINED EARNINGS

The details of appropriated retained earnings are as follows:

	Annual General Stockholders' Meeting	Amount
Balance, January 1, 2002		10,000
Appropriated in 2002	Notarial Deed No. 35 of Fathiah Helmi, S.H.	3,000
Appropriated in 2003	Notarial Deed No. 43 of Fathiah Helmi, S.H.	7,000
Balance, June 30, 2003		**20,000**

28. INTEREST INCOME

Interest income was derived from the followings:

	2003	2002 (Unaudited)
Securities	419,470	591,992
Loans	359,789	253,020
Placement with other banks	8,951	12,798
Current accounts with other banks	148	264
Total	**788,358**	**858,074**

Interest income from related parties for the six months period ended June 30, 2003 and 2002 are less than 5% of total interest income for the six months period ended June 30, 2003 and 2002.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

29. INTEREST EXPENSE

This account represents interest expense incurred on the followings:

	2003	2002 (Unaudited)
Time and certificates of deposits	241,375	269,469
Savings deposit	178,697	195,166
Demand deposits	57,062	64,229
Premium paid in connection with the government guarantee (see Note 35)	14,636	14,110
Call money	6,600	10,355
Fund borrowings	3,145	4,521
Others	45	387
Total	**501,560**	**558,237**

Interest expense incurred to related parties for the six months period ended June 30, 2003 and 2002, are less than 5% of total interest expense for the six months period ended June 30, 2003 and 2002.

30. SALARIES AND EMPLOYEES' BENEFITS

Salaries and employees' benefits expense consist of:

	2003	2002 (Unaudited)
Salaries and wages	50,718	45,454
Meals, transportation and other allowance	14,546	16,963
Employees' benefit (see Note 34)	9,456	-
Employees' income tax	5,956	5,114
Pension fund contribution (see Note 34)	5,890	5,067
Overtime	4,848	5,316
Honorarium	4,140	6,008
Obligatory employee insurance (*Jamsostek*)	1,768	1,528
Medical	1,602	1,634
Severance pay	1,352	486
Others	885	988
Total	**101,161**	**88,558**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

31. GENERAL AND ADMINISTRATIVE

General and administrative expense consist of:

	2003	2002 (Unaudited)
Gratification	28,350	39,860
Depreciation of premises and equipment (see Note 13)	18,239	16,956
Telecommunication, electricity and water	16,487	12,312
Professional fees	10,910	8,598
Maintenance and repairment	7,297	7,193
Printed materials and office supplies	6,320	5,241
Advertising and promotion	5,651	3,349
Education and training	2,975	4,941
Insurance (see Note 36)	1,408	1,430
Others	8,612	12,685
Total	**106,249**	**112,565**

32. UNREALIZED SPOT FOREIGN CURRENCY BOUGHT AND SOLD

The details of the unrealized spot currency bought and sold, which all are made with third parties are as follows:

	2003		
	Foreign currency		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	4,300,000	35,540
Liabilities			
Unrealized spot foreign currency sold	US$	1,750,000	14,464

	2002 (Unaudited)		
	Foreign currency		Rupiah
Receivables			
Unrealized spot foreign currency bought	US$	7,540,000	65,113
Liabilities			
Unrealized spot foreign currency sold	US$	7,500,000	65,550

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

33. COMMITMENTS AND CONTINGENCIES

The Bank's commitments and contingencies are as follows:

	2003	2002 (Unaudited)
Commitments		
Commitment liabilities		
Unused loans facilities granted	(1,857,537)	(1,517,586)
Outstanding irrevocable letters of credit	(59,615)	(63,656)
Total commitments liabilities	(1,917,152)	(1,581,242)
Contingencies		
Contingencies receivables		
Interest income on non-performing loans (see Note 2r)	1,495	1,341
Contingencies liabilities		
Standby L/C	(1,348)	-
Unused traveller's cheques	(2,497)	(3,983)
Bank guarantees	(129,836)	(102,410)
Contingencies liabilities - net	(132,186)	(105,052)
Commitments and contingencies liabilities - net	**(2,049,338)**	**(1,686,294)**

34. PENSION BENEFIT AND EMPLOYEES' BENEFITS

On June 20, 2000, the Ministry of Manpower issued Decree No. Kep-150/Men/2000 (Kep-150) regarding the "Settlement of Work Dismissal and Determination of Separation, Appreciation and Compensation Payments by Companies", which requires companies to pay their employees termination, gratuity and compensation benefits in case of employment dismissal based on the employees' number of years of service and salary provided the conditions set forth in the decree are met.

As of June 30, 2002, the Bank did not accrue provision for termination, gratuity and compensation expenses as provided under Kep-150 since the Bank has a defined benefit retirement plan covering all of their permanent employees which are managed by Dana Pensiun PT Bank Buana Indonesia Tbk. Such retirement plan was approved by the Minister of Finance in Letter No. KEP 039/KM.17/1996 dated February 6, 1996. Under the plan, pension benefits are to be paid to eligible employees at retirement, based primarily upon years of services with the Bank and compensation rates near retirement. The plan is funded through contribution by the Bank which is sufficient to meet the minimum requirements set fort in applicable pension fund laws. This contribution usually reflects attributed to employees' current service cost, amortization of past service cost and amortization of actuarial calculation adjustments. Contributions are funded and consist of the Bank's contribution at 10% and the employees' contribution computed at 5% of their basic salaries.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

34. PENSION BENEFIT AND EMPLOYEES' BENEFITS (continued)

The pension fund cost paid by the Bank, which consits of normal cost and the amortization of past service cost, for the six months period ended June 30, 2003 and 2002 are Rp 5,890 and Rp 5,067, respectively (see Note 30).

Based on the unaudited financial statements of Dana Pensiun PT Bank Buana Indonesia Tbk as of June 30, 2003 and 2002, the funding status of the pension plan as of that dates are as follows:

	2003	2002 (Unaudited)
Fair value of plan's net assets	177,005	141,405
Actuarial liability	(135,981)	(129,361)
Excess of fair value of plan's net assets over actuarial liability	**41,024**	**12,044**

The following actuarial assumptions were used to measure the present value of the promissed retirement benefits:

1. Weighted average discount rate per annum to calculate the actuarial liability is 13%.
2. Salary increase per annum at the rate of 10%.

On March 25, 2003, the Labor Law No. 13 Year 2003 (Law No. 13/2003) was enacted. Based on the Law No. 13/2003, a company should pay the employees' termination, gratuity and compensation benefit if certain conditions in the Law No. 13/2003 exist, where the amount to be paid is the highest value between Law No.13/2003 and company's defined benefit retirement plan.

As of June 30, 2003, the Bank recorded additional accrual for termination, gratuity and compensation expenses as provided under Law No.13/2003, after considering the Bank's defined benefit retirement plan, based on the actuarial valuation as of June 30, 2003 performed by PT Sienco Aktuarindo Utama, an independent actuary, on its reports dated July 31, 2003, using the "Projected Unit Credit" method and considered the following assumptions:

Actuarial interest rate : 13% per annum
Mortality rate using table CSO-1958
Salary increase : 10% per annum
Pension age : 55 years

As of June 30, 2003, the result of the acturial calculation after considering the Bank's defined benefit retirement plan, is as follow:

	Amount
Current period cost	5,630
Interest cost	615
Amortization of past service cost	3,211
Total (see Note 30)	**9,456**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

35. GOVERNMENT GUARANTEE FOR THE PAYMENT OF OBLIGATIONS OF COMMERCIAL BANKS

Based on the Decision Letter No. 26/KMK.17/1998 from the Ministry of Finance of the Republic of Indonesia dated January 28, 1998, which was amended through the Decision Letter No. 179/KMK.017/2000 from the Ministry of Finance of the Republic of Indonesia dated May 26, 2000, concerning the "Conditions and Procedures in the Implementation of Government Guarantee for the Payment of Obligations of Commercial Banks", the Government has agreed to guarantee the payment of the liabilities of banks which are members of the government guarantee program, that meet certain criteria.

The guarantee program is valid from January 26, 1998 until January 31, 2001. The guarantee period will be automatically extended for the next six months continuously, except when the Ministry of Finance, through a notice within a period of at least six months before the end of the guarantee period or the extended period, expresses its intention not to extend the guarantee period.

36. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES

In the Bank's normal operations, the Bank has operating and financial transactions with related parties including fund borrowings. The transactions are made in normal rates and conditions, except for non-interest bearing loans to certain employees with terms ranging from 1 to 10 years.

The details of transactions with related parties are as follows:

	2003		2002 (Unaudited)	
	Total	Percentage (%)	Total	Percentage (%)
Export bills securities				
PT Indo Baju Indah	2,152	0.02	-	-
PT Karyasarana Kertasindo	-	-	115	0.01
Total securities	2,152	0.02	115	0.01
Loans				
Outstanding balances above Rp 1 billion each				
PT Indo Baju Indah	7,753	0.06	-	-
PT Idola Bangun Idea	6,240	0.04	-	-
PT Gizindo Pangansejati	3,635	0.03	2,920	0.02
PT Karet Mas	3,233	0.02	1,990	0.02
PT Fiberindomas Cemerlang	3,202	0.02	2,797	0.02
PT Megah Nurindo Pratama	2,612	0.02	-	-
PT Industri Nonwoven Inumas	2,187	0.02	1,326	0.01
PT Strada Multi Perkasa	2,100	0.02	-	-
Soemardi Oei dan Anwar Tandanu	2,000	0.01	-	-
PT Enerfa Saptadaya Prima	1,922	0.01	-	-
Ng Tjie Koang	1,768	0.01	2,266	0.02
PT Kalimantan Medan Abadi Raya	1,639	0.01	-	-
PT Sinar Elang Sakti Mas	1,469	0.01	310	0.01
Rusmini Wijatno	1,245	0.01	-	-
PT Gemini Mas Mulia	870	0.01	1,070	0.01
PT Pintu Mas Mulia Kimia	-	-	12,041	0.10
PT Tritunggal Multi Chemical	-	-	4,272	0.03

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

36. TRANSACTIONS AND ACCOUNT BALANCES WITH RELATED PARTIES (continued)

	2003		2002 (Unaudited)	
	Total	Percentage (%)	Total	Percentage (%)
Outstanding balances below Rp 1 billion each that consists of 100 and 85 customers, as of June 30, 2003 and 2002, respectively	13,943	0.10	11,481	0.10
Total loans	55,818	0.40	40,473	0.34
Acceptances receivable	-	-	4,625	0.04
Insurance coverage of premises and equipment				
PT Asuransi Buana Independent	172,700	-	99,835	-
Prepaid rent				
PT Bumi Buana Sumber Indah	4,869	0.03	8,933	0 .08
Deposits				
Demand	186,497	1.50	168,162	1.42
Savings	25,036	0.20	16,981	0.14
Time	201,278	1.63	97,757	0.83
Total	412,811	3.33	282,900	2.39
Building expense				
Rent expense to PT Bumi Buana Sumber Indah	4,102	1.84	4,467	2.11
General and administrative expense				
Insurance expense to PT Asuransi Buana Independent	1,408	0.63	1,430	0.68

Notes:

a. Percentages of securities, loans, acceptances receivable and prepaid rent are computed based on total assets.
b. Percentages of demand, savings and time deposits are computed based on total liabilities.
c. Percentages of rent and insurance expense are computed based on total other operational expenses.
d. Interest income and expense from/to related parties, which are received/incurred by the Bank were less than 5% of the Bank's total interest revenue and expenses, respectively.

Nature of related parties:

All related parties are related to the Bank due to same ownership/shareholdings.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING

Based on revised PSAK No. 5, the Bank's geographical and business segments are as follows:

Geographical segment

Description	2003						
	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	543,706	30,413	23,749	23,452	27,207	139,831	788,358
Fees and commissions	9,040	2,915	1,842	1,026	1,206	8,333	24,362
Total Interest Income	552,746	33,328	25,591	24,478	28,413	148,164	812,720
Interest Expense	291,098	20,663	28,367	20,509	23,602	117,321	501,560
Interest Income - Net	261,648	12,665	(2,776)	3,969	4,811	30,843	311,160
Other Operating Income							
Administration fees and commissions	8,840	1,150	1,043	804	1,075	6,733	19,645
Gain from the change in the fair value of trading securities - net	14,733	-	-	-	-	-	14,733
Gain from derivative transactions - net	13,745	-	-	-	-	(19)	13,726
Gain on securities sold and matured	3,978	-	-	-	-	-	3,978
Others	(89,891)	6,233	20,152	9,595	11,003	50,974	8,066
Total Other Operating Income	(48,595)	7,383	21,195	10,399	12,078	57,688	60,148
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	13,030	-	-	-	-	-	13,030

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical segment (continued)

	2003						
Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Other Operating Expenses							
General and administrative	81,754	2,746	1,414	2,157	1,938	16,240	106,249
Salaries and employees' benefits	48,933	6,611	4,456	4,086	6,416	30,659	101,161
Building expenses	6,033	391	369	266	232	1,938	9,229
Loss from foreign currency currency transactions - net	6,289	(40)	(27)	-	-	(116)	6,106
Total Other Operating Expenses	143,009	9,708	6,212	6,509	8,586	48,721	222,745
INCOME FROM OPERATIONS	**83,074**	**10,340**	**12,207**	**7,859**	**8,303**	**39,810**	**161,593**
NON-OPERATING INCOME (EXPENSES) - NET							
Gain on sale of premises and equipment - net	(446)	229	-	47	111	596	537
Others	(139)	(13)	-	(14)	(13)	(167)	(346)
Total Non-Operational Income - Net	(585)	216	-	33	98	429	191
INCOME BEFORE TAX EXPENSE	82,489	10,556	12,207	7,892	8,401	40,239	161,784
TAX EXPENSE	49,553	-	-	-	-	-	49,553
NET INCOME	**32,936**	**10,556**	**12,207**	**7,892**	**8,401**	**40,239**	**112,231**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographic Segment (continued)

2003

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
Total assets	10,652,221	402,104	301,885	297,451	383,699	1,943,922	13,981,282
Total liabilities	7,231,791	553,941	715,766	518,433	614,163	2,774,053	12,408,147
Total loans	1,443,319	360,421	278,773	278,628	356,031	1,743,019	4,460,191
Total deposits and deposits from other banks	6,872,283	538,482	705,265	513,134	606,308	2,736,044	11,971,516

2002 (Unaudited)

Descriptions	Jakarta	Surabaya	Medan	Semarang	Bandung	Others	Total
INCOME AND EXPENSES FROM OPERATIONS							
Interest Income							
Interest	682,301	16,925	17,676	20,736	19,907	100,529	858,074
Fees and comissions	8,443	1,428	1,575	1,120	1,122	6,878	20,566
Total Interest Income	690,744	18,353	19,251	21,856	21,029	107,407	878,640
Interest Expense	328,736	21,843	34,959	19,743	23,760	129,196	558,237
Interest Income - Net	362,008	(3,490)	(15,708)	2,113	(2,731)	(21,789)	320,403
Other Operating Income							
Gain from the change in the fair value of trading securities - net	35,810	-	-	-	-	-	35,810
Administration fees and commissions	7,831	790	841	632	918	5,095	16,107
Gain from derivative transactions - net	5,695	-	-	-	-	-	5,695

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical Segment (continued)

	2002 (Unaudited)						
Descriptions	**Jakarta**	**Surabaya**	**Medan**	**Semarang**	**Bandung**	**Others**	**Total**
Gain from foreign currency transactions - net	3,916	38	72	8	-	201	4,235
Others	(155,438)	16,549	33,576	10,324	15,987	86,494	7,492
Total Other Operating Income	(102,186)	17,377	34,489	10,964	16,905	91,790	69,339
Reversal of Allowance for Possible Losses on Earning Assets and Estimated Losses on Commitments and Contingencies	4,628	-	-	-	-	-	4,628
Other Operating Expenses							
General and administrative	90,028	2,474	1,472	1,846	1,707	15,038	112,565
Salaries and employees' benefits	47,631	5,273	3,553	3,300	4,467	24,334	88,558
Building expenses	6,654	450	478	217	303	2,370	10,472
Total Other Operating Expenses	144,313	8,197	5,503	5,363	6,477	41,742	211,595
INCOME FROM OPERATIONS	**120,137**	**5,690**	**13,278**	**7,714**	**7,697**	**28,259**	**182,775**
NON-OPERATING INCOME (EXPENSES) - NET							
Gain on sale of premises and equipment - net	477	61	-	-	9	555	1,102
Others	18	(12)	(2)	(10)	(11)	67	50
Total Non-Operating Income - Net	495	49	(2)	(10)	(2)	622	1,152

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rates and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Geographical Segment (continued)

	2002 (Unaudited)						
Descriptions	**Jakarta**	**Surabaya**	**Medan**	**Semarang**	**Bandung**	**Others**	**Total**
INCOME BEFORE TAX EXPENSE	120,632	5,739	13,276	7,704	7,695	28,881	183,927
TAX EXPENSE	59,357	-	-	-	-	-	59,357
NET INCOME	**61,275**	**5,739**	**13,276**	**7,704**	**7,695**	**28,881**	**124,570**
Total assets	9,358,977	251,602	240,972	266,095	274,918	1,445,705	11,838,269
Total liabilities	6,233,533	488,098	663,333	403,765	461,347	2,564,757	10,814,833
Total loans	1,075,070	208,952	223,742	254,108	254,395	1,270,331	3,286,598
Total deposits and deposits from other banks	6,003,551	480,122	652,488	398,890	454,798	2,459,011	10,448,860

(Expressed in millions Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate and amount in foreign currencies)

37. SEGMENT REPORTING (continued)

Business Segment

	Credit	Treasury	Head Office and Others	Total
2003				
Interest income and commission	378,714	428,421	5,585	812,720
Total assets	4,411,778	8,119,524	1,449,980	13,981,282
2002 (unaudited)				
Interest income and commission	268,087	604,790	5,763	878,640
Total assets	3,208,259	7,413,974	1,216,036	11,838,269

38. NET OPEN POSITION

The net open positions (NOP) as of June 30, 2003 and 2002 are as follows:

	2003		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
United States Dollar	43,298	(38,838)	4,460
Japanese Yen	1,877	635	2,512
Hong Kong Dollar	2,451	-	2,451
Euro	(23,051)	24,334	1,283
Australian Dollar	(26,876)	27,616	740
New Zealand Dollar	565	-	565
Great Britain Poundsterling	372	-	372
Singaporean Dollar	(20,158)	20,487	329
Canadian Dollar	191	-	191
Arab Saudian Riyal	127	-	127
Malaysian Ringgit	11	-	11
Switzerland Franc	(5)	-	5
Brunei Darussalam Dollar	4	-	4
Total			**13,050**
Capital			**1,577,195**
Percentage of NOP to capital			**0.83%**

(Expressed in millions Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate and amount in foreign currencies)

38. NET OPEN POSITION (continued)

	2002 (Unaudited)		
	Net Open Position of assets and liabilities in the balance sheet	Net Open Position of commitments and contingencies in administrative accounts	Total Net Open Position
United States Dollar	31,902	(59,243)	27,341
Australian Dollar	(31,851)	41,914	10,063
Euro	2,584	-	2,584
Hong Kong Dollar	2,031	-	2,031
Canadian Dollar	766	-	766
Singaporean Dollar	(21,498)	22,226	728
Denmark Kroner	431	-	431
Switzerland Franc	390	-	390
Japanese Yen	6,478	(6,600)	122
Great Britain Poundsterling	82	-	82
New Zealand Dollar	55	-	55
Saudi Arabian Riyal	41	-	41
Swedian Kroner	24	-	24
Malaysian Ringgit	6	-	6
Brunei Darussalam Dollar	3	-	3
Thailand Baht	1	-	1
Total			**44,668**
Capital			**1,011,716**
Percentage of NOP to capital			**4.42%**

Based on the Bank Indonesia's Decision Letter No. 31/178/KEP/DIR dated December 31, 1998 regarding Net Open Position of bank, the net open position shall be at a maximum of 20% of the capital. The net open position is the total absolute amount of the net difference of assets and liabilities either in the balance sheet or in the administrative accounts, for each foreign currency.

39. CAPITAL ADEQUACY RATIO

Based on Bank Indonesia's Regulation No. 3/21/PBI/2001 dated December 13, 2001, the Bank is required to maintain its Capital Adequacy Ratio at minimum 8%. As of June 30, 2003 and 2002, the Bank's capital adequacy ratio was computed in accordance with the Circular Letter of Bank Indonesia No. 3/30/DPNP dated December 14, 2001 as follows:

	2003	2002 (Unaudited)
Core Capital		
Paid-in capital	930,618	620,412
Additional paid-in capital	239,887	167,767
General reserves	20,000	13,000
Prior year income	155,993	(4,486)

(Expressed in millions Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate and amount in foreign currencies)

39. CAPITAL ADEQUACY RATIO (continued)

	2003	2002 (Unaudited)
Current year income	57,394	68,244
Difference in value of transactions with entities under common control	(6,220)	(6,220)
Unrealized gains from the change in the fair value of available-for-sale securities	4,426	322
Total core capital	1,402,098	859,039
Supplementary capital (maximum 100% of core capital)		
Revaluation increment on premises and equipment	103,280	103,280
General reserves on provision for losses of earning assets (maximum 1.25% of RWA)	72,143	57,286
Total supplementary capital	175,423	160,566
Deduction to capital		
Investment in shares of stock	(326)	(7,889)
Total capital	**1,577,195**	**1,011,716**
Risk weighted assets (RWA)	**6,040,980**	**4,678,857**
Capital adequacy ratio	**26.11%**	**21.62%**
Required capital adequacy ratio	**8%**	**8%**

40. SIGNIFICANT AGREEMENTS

a. Based on the agency agreement dated August 8, 2001 between the Bank and PT MeesPierson Finas Investment Management (MPF) as the investment manager, MPF appointed the Bank as a sales agent of mutual fund Buana 88 Rupiah, Buana 88 Pendapatan Tetap and Buana 88 Dollar, to sell those mutual funds to the Bank's customers or prospective customers. This agreement shall continue indefinitely unless an event which could terminate the agreement occurs such as MPF's failure to fulfill Investment Policy, bankruptcy of MPF or the Bank.

b. Based on the Financial Advisory Services Agreement dated February 21, 2002, which was extended and amended by the agreement on August 8, 2002, between the Bank and Asset Management Group of Indonesia as the Bank's financial consultant in relation to the possible entry of strategic foreign investors through participation in the ownership of the Bank's, directly or through the American Depository Receipt program, the Bank has an obligation to pay retainer fee for the six months period starting September 2002 and success fee in certain percentage of transaction value less 50% of any retainer fee paid or outstanding. This agreement will be extended for the six months period untill August 31, 2003 or earlier than that date if the transaction to acquire the 20% of the Bank's shares by foreign investors is completed. In April 2003, the Bank's shares acquisition by foreign investors is completed by the entry of International Finance Corporation as a stockholder in Limited Public Offering II.

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate, and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES

As of June 30, 2003 and 2002, the remaining maturity periods of assets and liabilities are as follows:

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	190,424	190,424
Current accounts with Bank Indonesia	-	-	-	-	-	564,737	564,737
Current accounts with other banks - net	99,190	-	-	-	-	-	99,190
Placements with other banks - net	1,131,600	-	1,039	-	-	-	1,132,639
Securities - net	4,321,278	1,348,695	219,865	665,900	5,445	22,660	6,583,843
Securities under resell agreements - net	-	402,973	-	-	-	-	402,973
Derivative receivables - net	-	-	-	-	-	69	69
Loans - net	204,005	419,694	2,273,692	1,359,414	150,786	4,187	4,411,778
Acceptances receivable - net	-	-	-	-	-	51,917	51,917
Investments in shares of stock - net	-	-	-	-	-	323	323
Deferred tax assets - net	-	-	-	-	-	10,362	10,362
Premises and equipment - net	-	-	-	-	-	319,454	319,454
Other assets - net	-	-	-	-	-	213,573	213,573
Total Assets	5,756,073	2,171,362	2,494,596	2,025,314	156,231	1,377,706	13,981,282

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate, and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2003						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	168,479	168,479
Deposits	11,077,401	330,064	42,012	-	-	-	11,449,477
Deposits from other banks	522,039	-	-	-	-	-	522,039
Taxes payable	-	-	-	-	-	23,913	23,913
Derivative liabilities	-	-	-	-	-	817	817
Accrued expenses	-	-	-	-	-	16,985	16,985
Acceptance liabilities	-	-	-	-	-	52,491	52,491
Fund borrowings	18,630	-	-	-	44,394	-	63,024
Estimated losses on commitments and contingencies	-	-	-	-	-	2,209	2,209
Other liabilities	-	-	-	-	-	108,713	108,713
Total Liabilities	11,618,070	330,064	42,012	-	44,394	373,607	12,408,147
NET	**(5,861,997)**	**1,841,298**	**2,452,584**	**2,025,314**	**111,837**	**1,004,099**	**1,573,135**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate, and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2002 (Unaudited)						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non interest bearing	Total
ASSETS							
Cash	-	-	-	-	-	107,534	107,534
Current accounts with Bank Indonesia	-	-	-	-	-	501,962	501,962
Current accounts with other banks - net	-	-	-	-	-	86,760	86,760
Placements with other banks - net	598,900	-	1,571	-	-	-	600,471
Securities - net	4,075,505	1,996,617	231,874	-	-	27,238	6,331,234
Securities under resell agreements - net	-	-	481,724	-	-	-	481,724
Derivative receivables - net	-	-	-	-	-	545	545
Loans - net	111,389	273,573	1,775,211	980,497	62,366	5,223	3,208,259
Acceptances receivable - net	-	-	-	-	-	14,087	14,087
Investments in shares of stock - net	-	-	-	-	-	7,810	7,810
Premises and equipment - net	-	-	-	-	-	322,187	322,187
Other assets - net	-	-	-	-	-	175,696	175,696
Total Assets	4,785,794	2,270,190	2,490,380	980,497	62,366	1,249,042	11,838,269

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate, and amount in foreign currencies)

41. MATURITY PERIODS OF ASSETS AND LIABILITIES (continued)

	2002 (Unaudited)						
Descriptions	Up to 1 month	1 month up to 3 months	3 months up to 12 months	1 year up to 5 years	More than 5 years	Non-interest bearing	Total
LIABILITIES							
Current liabilities	-	-	-	-	-	74,225	74,225
Deposits	10,207,792	140,897	22,431	-		-	10,371,120
Deposits from other banks	77,740	-	-	-	-	-	77,740
Taxes payable	-	-	-	-	-	25,246	25,246
Derivative liabilities	-	-	-	-	-	905	905
Accrued expenses	-	-	-	-	-	29,889	29,889
Acceptance liabilities	-	-	-	-	-	14,236	14,236
Deferred tax liabilities - net	-	-	-	-	-	7,126	7,126
Fund borrowings	11,008	-	-	-	50,729	-	61,737
Estimated losses on commitments and contingencies	-	-	-	-	-	1,702	1,702
Other liabilities	-	-	-	-	-	150,907	150,907
Total Liabilities	10,296,540	140,897	22,431	-	50,729	304,236	10,814,833
NET	**(5,510,746)**	**2,129,293**	**2,467,949**	**980,497**	**11,637**	**944,806**	**1,023,436**

(Expressed in millions of Rupiah, except for number of branches, number of employees, share data, unit of investment in mutual fund units, foreign exchange rate, and amount in foreign currencies)

42. ADDITIONAL INFORMATION

1. As of June 30, 2003 and 2002, the ratios of earnings assets classified as substandard, doubtful, and loss, to total earning assets are 0.36% and 0.69%, respectively.

2. Non-performing loans ratios (classified as sub-standard, doubtful and loss) to total loans as of June 30, 2003 and 2002 are 0.80% and 2.31%, respectively.

43. ECONOMIC CONDITIONS

The economic conditions in Indonesia are still affected by social stability and political conditions, although there have been positive improvements on major economic indicator, such as increasing in economic transactions, better liquidity and lowered interest and inflation rate. In additions, the investors confidence improves as seen by the increasing in the stock market price.

In response to these economic conditions, the Bank consistently selective in granting loans and invest its over liquidity in certain securities which have good rating. In the operational and capital expenditures, the Bank maintains the efficiency and effectivity of the disbursement compared as to its returns.

The Bank's management believes that with prudent banking principles and the entry of International Finance Corporation as the Bank's stockholder through Limited Public Offering II in 2003, the Bank will continue to grow.

The accompanying financial statements include the effects of the economic conditions to the extent they can determine and estimated.

ERNST & YOUNG
PRASETIO, SARWOKO & SANDJAJA

www.ey.com

Jakarta Stock Exchange Building
Tower I, 13th Floor
Jl. Jend. Sudirman Kav. 52-53

Wisma 46, Kota BNI
Levels 25-28 & 30-31
Jl. Jend. Sudirman Kav. 1

All Right Reserved.
Ernst & Young is

File Number :
82-34694

No.03/DIR/1352

03 SEP -9 AM 7:21

Jakarta, August 15, 2003

Attachment 3/4

Indonesia Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. D. Wahidin No.1
Jakarta

Re: Publication Proof of Financial Statement

Dear Sir/Madam,

With reference to Bapepam's Rule No. X.K.2, Attachment of Head of Bapepam's Decision No. Kep-80/PM/1996 dated on January 17, 1996 on obligation to submit financial report, please find enclosed proof of publication of PT Bank Buana Indonesia Tbk's financial statement as of June 30, 2003 and June 30, 2002 that has been published on 2 daily newspapers, Media Indonesia and Investor Indonesia on August 15, 2003.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh

Pardi Kendy

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Jun-03	30-Jun-02
	ASSETS		
1.	Cash	190,424	107,534
2.	Placement at Bank Indonesia	6,227,791	5,653,853
	a. Demand Deposit at Bank Indonesia	564,737	501,962
	b. Certificate of Bank Indonesia	5,663,054	5,151,891
	c. Others	-	-
3.	Demand Deposits at Other Bank	100,192	87,636
	a. Rupiahs	5,469	3,025
	b. Foreign Currencies	94,723	84,611
4.	Interbank Placements	1,143,030	699,094
	a. Rupiahs	300,000	109,144
	b. Foreign Currencies	843,030	589,950
	Allowance for Interbank Placements at Other Banks -/-	(12,432)	(7,868)
5.	Securities Held	559,361	623,749
	a. Rupiahs	61,148	34,297
	i. Trading	28,279	9,800
	ii. Available for Sale	22,888	18,784
	iii. Held to Maturity	9,981	5,713
	b. Foreign Currencies	498,213	589,452
	i. Trading	407,824	471,625
	ii. Available for Sale	5,488	27,394
	iii. Held to Maturity	84,901	90,433
	Allowance for Securities Held -/-	(9,322)	(10,970)
6.	Government Bonds Held	370,750	473,361
	a. Trading	370,750	473,361
	b. Available for Sale	-	-
	c. Held to Maturity	-	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	407,089	486,724
	a. Rupiahs	407,089	486,724
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	(4,116)	(5,000)
8.	Derivative Assets	70	551
	Allowance for Derivative Assets -/-	(1)	(6)
9.	Credit Extended (Loan)	4,461,241	3,288,186
	a. Rupiahs	4,401,379	3,222,283
	i. Connected Parties	41,825	40,473
	ii. Others Parties	4,359,554	3,181,810
	b. Foreign Currencies	59,862	65,903
	i. Connected Parties	13,993	-
	ii. Others Parties	45,869	65,903
	Allowance for Credit Extended -/-	(48,424)	(78,355)
10.	Acceptance Assets	52,491	14,236
	Allowance for Acceptance Assets -/-	(574)	(149)
11.	Equity Participation	389	7,889
	Allowance for Equity Participation	(66)	(79)
12.	Deferred Income	33,638	37,823
13.	Prepaid Expenses	12,214	17,551
14.	Prepaid Taxes	15,455	30,586
15.	Deferred Tax Assets	10,362	-
16.	Fixed Assets	478,518	440,761
	Accumulated Depreciation of Fixed Assets -/-	(159,064)	(113,574)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	19,120	20,134
19.	Other Assets	133,146	69,602
	TOTAL ASSETS	**13,981,282**	**11,838,269**

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Jun-03	30-Jun-02
	LIABILITIES AND EQUITY		
1.	Demand Deposits	2,834,750	2,746,233
	a. Rupiahs	1,758,705	1,769,939
	b. Foreign Currencies	1,076,045	976,294
2.	Other Current Liabilities	80,655	74,225
3.	Saving Deposits	3,951,398	3,514,737
4.	Time Deposits	4,663,315	4,110,131
	a. Rupiahs	4,256,572	3,767,591
	i. Connected Parties	167,418	62,840
	ii. Others Parties	4,089,154	3,704,751
	b. Foreign Currencies	406,743	342,540
	i. Connected Parties	33,860	34,917
	ii. Others Parties	372,883	307,623
5.	Certificates of Deposit	14	19
	a. Rupiahs	14	19
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	522,039	77,740
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	817	905
9.	Acceptance Liabilities	52,491	14,236
10.	Securities Issued	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	63,024	61,737
	a. Short Term Funding Facilities from Bank Indonesia	-	
	b. Others	63,024	61,737
	i. Rupiahs	44,394	50,729
	- Connected Parties		
	- Others Parties	44,394	50,729
	ii. Foreign Currencies	18,630	11,008
	- Connected Parties		
	- Others Parties	18,630	11,008
12.	Allowance for losses on Commitments and Contigencies	2,209	1,702
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	16,985	29,889
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	7,126
17.	Other Liabilities	220,450	176,153
18.	Subordinated Loans	-	-
	a. Connected Parties	-	
	b. Others Parties	-	
19.	Loan Capital	-	-
	a. Connected Parties	-	
	b. Others Parties	-	
20.	Minority Interest	-	
21.	Equity	1,573,135	1,023,436
	a. Paid Up Capital	930,618	620,412
	b. Agio (disagio)	239,887	167,767
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103,280
	f. Unrealized Gains/Losses of Securities	4,426	322
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common co		
	h. Retained Earnings	301,144	137,875
	TOTAL LIABILITIES AND EQUITY	**13,981,282**	**11,838,269**

d:\anice\english-june03

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 30 June 2003 and 2002

(in million Rupiahs)

No.	ACCOUNT	30-Jun-03	30-Jun-02
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	788,358	858,074
	a. Rupiahs	758,674	826,715
	b. Foreign Currencies	29,684	31,359
	1.2. Provisions and Commissions	18,927	15,068
	a. Rupiahs	18,678	14,822
	b. Foreign Currencies	249	246
	Total Interest Revenue	**807,285**	**873,142**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	475,295	530,999
	b. Foreign Currencies	11,629	13,129
	2.2. Commissions & Previsions	-	-
	Total Interest Expense	**486,924**	**544,128**
	Net Interest Income	**320,361**	**329,014**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	9,004	9,461
	3.2. Revenues On Foreign Currencies	14,252	6,316
	3.3. Gain On Investment in Securities	18,711	35,810
	3.4. Others Revenues	27,330	21,576
	Total Other Operating Revenues	**69,297**	**73,163**
4.	Net Charge of Losses On Earning Assets	(13,030)	(4,628)
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	110,864	125,642
	6.2. Personnel Expenses	104,138	93,499
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	18,974	7,784
	Total Other Operating Expenses	**233,976**	**226,925**
	NET OPERATING REVENUE / EXPENSE	**168,712**	**179,880**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	1,737	5,162
8.	Non Operating Expenses	8,664	1,115
	Net Non Operating Revenue/Expense	(6,927)	**4,047**
9.	**Extraordinary Gain/Loss**		
10.	Profit/Loss before Tax Income	**161,785**	**183,927**
11.	Estimation on Income Tax Assessment -/-	**49,553**	**59,357**
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING**	**112,232**	**124,570**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	264,555	422,898
15.	Dividend -/-	(75,643)	(409,593)
16.	Others		
17.	**Retained Earnings at End of Period**	**301,144**	**137,875**
18.	**Earnings (Net Income) per Share**	**35**	**50**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Jun-03	30-Jun-02
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	-	-
	Total Commitments Claims	-	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	1,857,537	1,517,586
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	20,951	63,656
3.	Others	-	-
	TOTAL COMMITED LIABILITIES	**1,878,488**	**1,581,242**
	TOTAL NET COMMITTED	(1,878,488)	(1,581,242)
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	-	-
	a. Rupiahs	-	
	b. Foreign Currencies	-	
2.	Interest Income in Settlement Process	1,495	1,341
	a. Rupiahs	1,495	1,341
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**1,495**	**1,341**
	Contingent Liabilities		
1.	Guarantees issued	131,184	102,911
	a. Bank Guarantees	131,184	102,436
	- Rupiahs	128,353	97,823
	- Foreign Currencies	2,831	4,613
	b. Others	-	475
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	2,497	3,983
	TOTAL CONTINGENT LIABILITIES	**133,681**	**106,894**
	TOTAL NET CONTINGENCIES	(132,186)	(105,553)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003

(in million Rupiah)

N	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**	92,601	35,540	70	817	-
1	Spot	-	35,540	-	-	
2	Forward	4,133	-	12	9	-
3	Option	-	-	-	-	-
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	88,468	-	58	808	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**	-	-	-	-	-
1	Forward					
2	Option	-	-	-	-	-
	a. Purchased					
	b. Written					
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			70	817	

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 June 2003 and 2002

(in million Rupiah)

No	ACCOUNT	30-Jun-03						30-Jun-02					
		L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
A.	**Connected (Related) Parties**												
1.	Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
2.	Securities	2,152	-	-	-	-	2,152	-	-	-	-	-	-
3.	Loans to Third Parties	55,818	-	-	-	-	55,818	39,403	1,070	-	-	-	40,473
	a. Smale Scale Business Credit (KUK)	896	-	-	-	-	896	845	-	-	-	-	845
	b. Property Loans	3,655	-	-	-	-	3,655	3,348	-	-	-	-	3,348
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	3,655	-	-	-	-	3,655	3,348	-	-	-	-	3,348
	c. Others Restructured Loans	870	-	-	-	-	870	-	1,070	-	-	-	1,070
	d. Others	50,397	-	-	-	-	50,397	35,210	-	-	-	-	35,210
4.	Equity Participation to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	-	-	-	-	-	-	4,625	-	-	-	-	4,625
6.	Commitments and Contigencies to Third Parties	2,290	-	-	-	-	2,290	-	-	-	-	-	-
B.	**Non - Connected Parties**												
1.	Interbank Placements	2,069,224	-	1	-	-	2,069,225	1,760,312	-	-	-	-	1,760,312
2.	Securities to Bank Indonesia and Third Parties	6,173,208	-	-	-	-	6,173,208	5,771,663	-	-	-	-	5,771,663
3.	Loans to Third Parties	4,306,515	62,214	25,004	2,456	8,184	4,404,373	3,116,777	53,400	27,680	2,768	45,500	3,246,125
	a. Smale Ccale Business Credit (KUK)	950,381	14,408	5,765	977	2,174	973,705	830,440	13,653	4,154	1,229	2,164	851,640
	b. Property Loans	264,136	3,384	209	-	73	267,802	138,627	1,765	1,647	264	6,310	148,613
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructured	264,136	3,384	209	-	73	267,802	138,627	1,765	1,647	264	6,310	148,613
	c. Others Restructured Loans	70,960	130	1,050	-	1,183	73,323	-	-	13,293	1,183	2,004	16,480
	d. Others	3,021,038	44,292	17,980	1,479	4,754	3,089,543	2,147,710	37,982	8,586	92	35,022	2,229,392
4.	Equity Participation to Third Parties	325	-	-	-	63	388	388	-	-	-	-	388
	a. In Non Bank Financial Institution non-bank	325				63	388	388	-	-	-	-	388
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-						-
5.	Other Claims to Third Parties	51,439	1,229	-	-	-	52,668	9,553	178	-	-	-	9,731
6.	Commitments and Contigencies to Third Parties	176,917	592	11,000	-	-	188,509	166,567	-	-	-	-	166,567
	TOTAL	12,837,888	64,035	36,005	2,456	8,247	12,948,631	10,869,288	54,648	27,680	2,768	45,500	10,999,884
7.	Compulsory Allowance for Earning Asset Losses	71,749	3,202	714	201	889	76,755	57,174	2,732	2,226	291	41,538	103,961
8.	Established Allowance for Earning Asset Losses	72,140	3,202	714	201	889	77,146	57,342	2,732	2,226	291	41,538	104,129
9.	Value of Bank's Assets Pledged as Collateral	[redacted]						[redacted]					
	a. To Bank Indonesia						-						-
	b. To Other Parties						-						-
10.	Percentage of Small Scale Business Credit to Total C						21.85%						25.94%
11.	Percentage of Small Scale Business Credit Debtor to						47.14%						52.73%

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002

(in million Rupiah)

ACCOUNT	30-Jun-03	30-Jun-02
I. COMPONENTS		
A. Core Capital	1,402,098	859,039
1. Paid Up Capital	930,618	620,412
2. Disclosed Reserves	471,480	238,627
a. Agio	239,887	167,767
b. Disagio (-/-)	-	-
c. Donated Capital	-	-
d. General and Appropriated Reverses	20,000	13,000
e. Previous Years Profit After Tax	155,993	(4,486)
f. Previous Years Losses -/-	-	
g. Current Year Profit After Tax (50%)	57,394	68,244
h. Currents Year Losses -/-	-	-
i. Translation Adjustment of Overseas Branch Offices Financial Statement	-	-
1) Positive Adjustment		
2) Negative Adjustment (-/-)		
j. Funds for paid Up Capital	-	-
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	- 4,426	322
3. Goodwill (-/-)	-	-
B. Supplementary Capital (max 100% of core capital)	175,423	160,566
1. Reserves of Fixed Assets Revaluation	103,280	103,280
2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	72,143	57,286
3. Loan Capital	-	-
4. Subordinated Loan (max. 50 % of Core Capital)	-	-
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B	1,577,521	1,019,605
III EQUITY PARTICIPATION -/-	326	7,889
IV TOTAL CAPITAL (II-III)	1,577,195	1,011,716
V. RISK - WEIGHTED ASSETS	6,040,980	4,678,857
VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	26.11%	21.62%
VI REQUIRED CAPITAL ADEQUACY RATIO	8.00%	8.00%

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002

No.	Ratio (%)	30-Jun-03	30-Jun-02
I.	**Capital**		
	1. CAR	26.11%	21.62%
	2. Fixed Assets to Capitals	20.25%	31.85%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.36%	0.69%
	2. NPL	0.80%	2.31%
	3. Allowance for Earnings Assets Losses to Earning Assets	0.60%	0.95%
	4. Compliance of Allowance for Earning Assets Losses	100.51%	100.16%
III.	**Rentability**		
	1. ROA	2.39%	3.01%
	2. ROE	18.95%	27.82%
	3. NIM	5.19%	5.90%
	4. Operating Expenses to Operating Revenues	80.75%	80.99%
IV.	**Liquidity**		
	LDR	38.96%	31.69%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.08%	5.07%
	3. Net Open Positions	0.83%	4.42%

PT BANK BUANA INDONESIA Tbk.
Period 30 June 2003 and 2002
OWNERS AND MANAGEMENT

MANAGEMENT
BOARD Of COMMISSIONERS

- Prime Commissioners : R. Rachmad
- Commissioners Lukito Winarto
- Commissioners Wimpie Wirja Surja
- Commissioners Soetadi Limin

Board Of Directors

- Prime Director : Jimmy Kurniawan Laihad
- Director Aris Janasutanta Sutirto
- Director Eddy Muljanto
- Director Pardi Kendy
- Director Safrullah Hadi Saleh
- Director Soehadie Tansol

OWNERS

- PT Sari Dasa Karsa :	55.17%
- PT Makindo Tbk. :	5.97%
- I F C	6.72%
- Others/Public :	32.14%
Total	100.00%

Jakarta, 2003 June15th
PT. Bank Buana Indonesia Tbk.
S.E. & O.

No.03/DIR/1417

File Number :
82-34694

Attachment 4/4

Jakarta, August 26, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Result of Extraordinary General Shareholders Meeting of PT Bank Buana Indonesia Tbk

Dear Sir,

With reference to our letter No.03/DIR/1150 dated on July 14, 2003 on Plan to Hold an Extraordinary Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk., we would like to inform you that the said EGM has been held on August 22, 2003 at Istana Ballroom, Hotel Sari Pan Pacific, Jl. M.H. Thamrin, Jakarta. The Meeting has resolved the following resolutions:

1. Approves the capitalization of the agio shares of Rp. 239,887,412,500.- by distributing Bonus Shares with a nominal value Rp. 250.-/share to all Shareholders whom are listed on the Shareholders List as of September 26, 2003. Total shares that would be distributed is 959,549,650 shares with a ratio of 500: 128,89.

2. Approves the capitalization of the Retained Earning of Rp. 168,350,235,900.- by the distribution of Shares Dividend based on the price of the shares at the closing date of August 21, 2003, Rp. 550.-/share at Jakarta Stock Exchange to all Shareholders proportionally based on the total amount of shares owned and listed on the Shareholders' List as of September 26, 2003. Total shares distributed 306,091,338 with a ratio of 500: 41.11.

3. Approves that the payment of income tax of Share Dividend and Bonus Shares would be paid through Cash Dividend Interim.

4. Approves to give an authority to Board of Directors to exercise appropriate action related to the distribution of Share Dividend, Bonus Shares and Cash Dividend Interim including but not limited to decide the allocation of the excess stock fraction that might incur because of the distribution of Bonus Shares and Share Dividend, the use of Shareholders' List, distribution schedule and applied regulation should the Bank has not received the IBRA's approval by September 26, 2003.

5. Approves..........

File Number :
82-34694

Attachment 4/4

Continued Letter No.03/DIR/1417 dated on August 26, 2003

5. Approves to give an authority to Board of Director to alter Paragraph 4 section 2 of the Bank's Article of Association on the increase in Paid Up Capital from Rp. 930,617,753,000 consists of 3,722,471,012 shares to Rp. 1,247,028,000,000 consists of 4,988,112,000 shares.

Please be informed accordingly.

Yours sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Director,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh